    As filed with the Securities and Exchange Commission on October 31, 1997

                                                   Registration No.
                                                                    ------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM S-6

                         ------------------------------

                  FOR THE REGISTRATION UNDER THE SECURITIES ACT
                 OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

                         ------------------------------

A.       Exact name of trust:

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                   VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I

B.       Name of depositor:

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

C.       Complete address of depositor's principal executive office:

                                51 Madison Avenue
                            New York, New York 10010

D.       Name and complete address of agent for service:

                              Linda M. Reimer, Esq.
                           New York Life Insurance and
                               Annuity Corporation
                                51 Madison Avenue
                            New York, New York 10010

Copies to:

Jeffrey S. Puretz                               Michael J. McLaughlin, Esq.
Dechert Price & Rhoads                          Senior Vice President
1500 K Street, N. W.                            and General Counsel
Washington, D. C. 20005                         New York Life Insurance Company
                                                51 Madison Avenue
                                                New York, New York  10010

E.       Title of securities being registered:

         Interests in the Separate Account under Survivorship Variable Adjustable Life Insurance Policies.

F. Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                              CROSS REFERENCE SHEET

                      INFORMATION REQUIRED IN A PROSPECTUS

Item of Form N-8B-2            Prospectus Caption
-------------------            ------------------
        1                      Definitions; The Separate Account

        2                      About NYLIAC

        3                      Not Applicable

        4                      Sales and Other Agreements

        5                      The Separate Account

        6                      The Separate Account

        9                      Legal Proceedings

        10                     Summary of Policy Features; General
                               Description; Life Insurance Protection; Cash
                               Value and Cash Surrender Value; Loans; Partial
                               Withdrawals; Surrenders; Additional Benefits through Riders and Options; Policy Split
                               Option; Premiums; Investments; Deductions and
                               Charges; Policy Proceeds; Additional Policy
                               Provisions; Free Look; Exchange Privilege;
                               Additional Provisions Regarding the Separate
                               Account; About NYLIAC; Sales and Other
                               Agreements

        11                     Cash Value and Cash Surrender Value; The Separate
                               Account

        12                     Funds; Portfolios; About NYLIAC; Sales and Other
                               Agreements

        13                     Summary of Policy Features; General Description;
                               Loans; Partial Withdrawals; Surrenders; Premiums;
                               Investments; Deductions and Charges; Sales and
                               Other Agreements

        14                     Summary of Policy Features; General Description;
                               Premiums; Investments; Sales and Other Agreements

        15                     Summary of Policy Features; General Description;
                               Cash Value and Cash Surrender Value; Premium;
                               Investments

        16                     Summary of Policy Features; General Description;
                               Cash Value and Cash Surrender Value; Premium;
                               Investments

        17                     Summary of Policy Features; General Description;
                               Cash Value and Cash Surrender Value; Loans;
                               Partial Withdrawals; Surrenders

        18                     Summary of Policy Features; General Description;
                               Cash Value and Cash Surrender Value; Loans;
                               Partial Withdrawals; Surrenders; Premiums;
                               Investments

        19                     Records and Reports

        20                     Not Applicable

        21                     Loans

        22                     Not Applicable

        23                     Not Applicable

Item of Form N-8B-2            Prospectus Caption
-------------------            ------------------
        24                     Additional Policy Provisions; Additional
                               Provisions Regarding the Separate Account

        25                     About NYLIAC

        26                     Deductions and Charges; Loans; Withdrawals;
                               Surrenders; Reinstatement; Additional Policy
                               Provisions

        27                     About NYLIAC

        28                     Directors and Principal Officers of NYLIAC

        29                     About NYLIAC

        30                     Not Applicable

        31                     Not Applicable

        32                     Not Applicable

        33                     Not Applicable

        34                     Not Applicable

        35                     Not Applicable

        37                     Not Applicable

        38                     Sales and Other Agreements

        39                     Sales and Other Agreements

        40                     Sales and Other Agreements

        41                     Sales and Other Agreements

        42                     Not Applicable

        43                     Not Applicable

        44                     Cash Value and Cash Surrender Value

        45                     Not Applicable

        46                     Cash Value and Cash Surrender Value; Loans;
                               Partial Withdrawals; Surrenders; Deductions and Charges; Investments

        47                     Cash Value and Cash Surrender Value; Loans;
                               Partial Withdrawals; Surrenders; Deductions and Charges; Investments

        48                     Not Applicable

        49                     Not Applicable

Item of Form N-8B-2            Prospectus Caption
-------------------            ------------------
        50                     Investments; Additional Provisions Regarding the
                               Separate Account

        51                     Cover Page; Summary of Policy Features; Life
                               Insurance Protection; Additional Benefits through Riders and Options; Policy Split Option;
                               Surrenders; Premium; Policy Proceeds; Additional
                               Policy Provisions

        52 Investments; Additional Provisions Regarding the Separate Account

        53                     Federal Income Tax Considerations

        54                     Not Applicable

        55                     Not Applicable

            SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
                      PROSPECTUS DATED              , 1998

     This Prospectus describes a flexible premium survivorship variable universal life insurance policy offered by New York Life Insurance and Annuity Corporation ("NYLIAC").

                                POLICY FEATURES

LIFE INSURANCE PROTECTION--This policy offers life insurance protection on two insureds, with a life insurance benefit payable when the last surviving insured dies while the policy is in effect.

CHOICE OF LIFE INSURANCE BENEFIT OPTIONS--You may choose either a fixed life insurance benefit equal to the face amount of your policy or a variable life insurance benefit equal to the sum of your policy's face amount and cash value. If you choose a variable benefit, the life insurance benefit may increase or decrease depending on the performance of the investment options you select. Your policy's life insurance benefit will never be less than the face amount of your policy. A higher life insurance benefit may apply if necessary to qualify as life insurance under the Internal Revenue Code. The policy proceeds we pay will be the sum of this life insurance benefit plus any rider death benefits less any loans (including any accrued loan interest).

FLEXIBLE PREMIUM PAYMENTS--You may decide the amount of premiums to pay and when to pay them, within limits. Although premium payments are flexible, additional premiums may be required to keep the policy in effect. The policy may terminate if its cash surrender value is insufficient to pay the policy's monthly charges. The cash surrender value of your policy will fluctuate depending on the performance of the investment options you have chosen.

LOANS, WITHDRAWALS AND SURRENDERS--You can borrow against or withdraw money from your policy, within limits. Loans and withdrawals will reduce the policy's proceeds and cash surrender value. You can also surrender your policy at any time. The cash surrender value of your policy may increase or decrease depending on the performance of the investment options you select. There is no guaranteed cash surrender value for your policy. If you surrender your policy or take a partial withdrawal during the first fifteen policy years or within fifteen years after you increase the face amount, a surrender charge may apply.

FACE AMOUNT INCREASES AND DECREASES--You may increase or decrease the face amount of your policy, within limits. We will apply a new schedule of surrender charges to any increase in your policy's face amount. We may also deduct a surrender charge for any reduction in the face amount.

INVESTMENT OPTIONS--Your policy allows you to choose how you want to invest your premium payments. You have the option of allocating your premiums among eighteen investment divisions and a fixed account. The eighteen investment divisions available under your policy are:

--   MainStay VP Capital Appreciation
--   MainStay VP Cash Management
--   MainStay VP Convertible
--   MainStay VP Government
--   MainStay VP High Yield Corporation Bond
--   MainStay VP International Equity
--   MainStay VP Total Return
--   MainStay VP Value
--   MainStay VP Bond
--   MainStay VP Growth Equity
--   MainStay VP Indexed Equity
--   Alger American Small Capitalization
--   Calvert Socially Responsible
--   Fidelity VIP II: Contrafund
--   Fidelity VIP: Equity-Income
--   Janus Aspen Balanced
--   Janus Aspen Worldwide Growth
--   Morgan Stanley Emerging Markets Equity

We do not guarantee the investment performance of the investment divisions, which involve varying degrees of risk.

FREE LOOK PERIOD--You may examine the policy for a limited period and cancel it for a refund of the greater of the cash value of your policy or the total premiums you have paid less any loans or withdrawals you have taken.

REPLACING EXISTING INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.

                               IMPORTANT NOTICES

 THIS PROSPECTUS PROVIDES INFORMATION THAT A PROSPECTIVE INVESTOR SHOULD KNOW BEFORE INVESTING. PLEASE READ IT CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE. THIS PROSPECTUS IS NOT VALID UNLESS ATTACHED TO CURRENT PROSPECTUSES FOR THE MAINSTAY VP SERIES FUND, INC., THE ALGER AMERICAN FUND, THE ACACIA CAPITAL CORPORATION, THE FIDELITY VARIABLE INSURANCE PRODUCTS FUND II, THE FIDELITY VARIABLE INSURANCE PRODUCTS FUND, THE JANUS ASPEN SERIES AND THE MORGAN STANLEY UNIVERSAL FUNDS, INC.

 THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
SUMMARY OF POLICY FEATURES.............    4
DEFINITIONS............................    8
GENERAL DESCRIPTION....................   10
  How the Policy is Available..........   10
  How the Policy Works.................   10
LIFE INSURANCE PROTECTION..............   12
  Your Policy Proceeds.................   12
     Your Life Insurance Benefit.......   12
CASH VALUE AND CASH SURRENDER VALUE....   16
  Cash Value...........................   16
     Amount in the Separate Account....   16
     Amount in the Fixed Account.......   17
     Investment Return.................   17
  Cash Surrender Value.................   17
LOANS..................................   18
  Your Policy as Collateral for the
     Loan..............................   18
  Loan Interest........................   18
  Interest on the Cash Value Held as
     Collateral........................   18
  When Loan Interest is Due............   19
  Loan Repayment.......................   19
  The Effects of a Policy Loan.........   19
PARTIAL WITHDRAWALS....................   20
  Amount Available to Withdraw.........   20
  Requesting a Partial Withdrawal......   20
  When is the Partial Withdrawal
     Effective.........................   20
  Partial Withdrawal Fees and Charges..   20
  Allocation of Partial Withdrawal and
     Fee...............................   20
  The Effects of a Partial
     Withdrawal........................   21
SURRENDERS.............................   21
  Requesting a Surrender...............   21
  When is the Surrender Effective......   21
  Surrender Charges....................   21
     Charges on Surrenders in Policy
       Years 1-15......................   21
     Additional Charges on a Surrender
       in the First Policy Year........   22
     Surrender Charges after Face
       Amount Increases................   22
     Surrender Charges on Face Amount
       Decreases.......................   22
     Exceptions to Surrender Charge....   23
ADDITIONAL BENEFITS THROUGH RIDERS AND
  OPTIONS..............................   23
  How the Riders are Available.........   23

                                         PAGE
                                         ----
  Guaranteed Minimum Death Benefit
     Rider.............................   24
     GMDB Premium Test.................   24
  Supplementary Term Rider.............   24
  First-to-Die Monthly Deduction Waiver
     Rider.............................   26
  Level First-to-Die Term Rider........   26
  Living Benefits Rider................   26
POLICY SPLIT OPTION....................   27
  About Your New Policy................   27
PREMIUMS...............................   28
  Termination..........................   29
  Late Period..........................   30
  Reinstatement Option.................   30
  Maturity Date........................   31
INVESTMENTS............................   31
  The Separate Account.................   32
     Funds.............................   33
     Portfolios........................   34
     Additions, Deletions or
       Substitutions of Investments....   38
     Reinvestment......................   39
  The Fixed Account....................   39
     Interest Credited on Amounts in
       the Fixed Account...............   39
     Assets in the Fixed Account.......   39
  Transfers Between Investment
     Divisions and/or the Fixed
     Account...........................   39
     Requesting a Transfer.............   40
  Dollar Cost Averaging................   40
  Automatic Asset Reallocation.........   41
  Interest Sweep.......................   42
DEDUCTIONS AND CHARGES.................   42
  Deductions from Premiums.............   43
     Sales Expense Charge..............   43
     Premium Tax Charge................   44
     Federal Tax Charge................   44
  Deductions from Cash Value...........   44
     Monthly Contract Charge...........   45
     Charges for Cost of Insurance
       Protection......................   45
     Charges Per $1,000 of Initial Face
       Amount..........................   46
     Rider Charges.....................   46
  Separate Account Charges.............   46
     Mortality and Expense Risk
       Charge..........................   46
     Administrative Charge.............   46

                                         PAGE
                                         ----
  Fund Charges.........................   47
POLICY PROCEEDS........................   49
  Beneficiary..........................   49
  When We Pay Proceeds.................   49
  Payment Options......................   50
  Payees...............................   51
ADDITIONAL POLICY PROVISIONS...........   51
  Limits on Our Rights to Challenge
     Your Policy.......................   51
  Suicide..............................   51
  Misstatement of Age or Sex...........   52
  Assignment...........................   52
FREE LOOK..............................   52
EXCHANGE PRIVILEGE.....................   53
ADDITIONAL PROVISIONS REGARDING THE
  SEPARATE ACCOUNT.....................   53
  Your Voting Rights...................   53
  Our Rights...........................   54
FEDERAL INCOME TAX CONSIDERATIONS......   54
ABOUT NYLIAC...........................   61
  Directors and Principal Officers of
     NYLIAC............................   62
RECORDS AND REPORTS....................   63
SALES AND OTHER AGREEMENTS.............   63
LEGAL PROCEEDINGS......................   63
INDEPENDENT ACCOUNTANTS................   64
FINANCIAL STATEMENTS...................   64
APPENDIX A: Illustrations..............  A-1
APPENDIX B: Variations By
  Jurisdiction.........................  B-1

                                IMPORTANT NOTICE

   THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH AN OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR ANY ATTACHED SUPPLEMENT OR IN ANY SUPPLEMENTAL SALES MATERIAL WE AUTHORIZE.

                           SUMMARY OF POLICY FEATURES

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE TERMS OF YOUR POLICY AND RIDERS AND THE MORE DETAILED INFORMATION CONTAINED LATER IN THIS PROSPECTUS, INCLUDING THE APPENDIX OF VARIATIONS BY JURISDICTION CONTAINED IN APPENDIX B.

POLICY PROCEEDS -- When the last surviving insured dies, we will pay the beneficiary of your Policy an amount equal to your Policy's Life Insurance Benefit plus any rider death benefits less any outstanding loans (including accrued loan interest).

-- LIFE INSURANCE BENEFITS

  - Option 1--a fixed benefit equal to your Policy's face amount.

  - Option 2--a variable benefit that equals the sum of your Policy's face amount and cash value.

  - In some cases, a higher Life Insurance Benefit may apply if necessary to qualify as life insurance under the Internal Revenue Code.

  - Within limits, you may increase or decrease the face amount of your Policy. The minimum face amount for your Policy is $100,000.

RIDER BENEFITS -- You may apply for the following additional rider benefits:

-- GUARANTEED MINIMUM DEATH BENEFIT RIDER

-- SUPPLEMENTARY TERM RIDER

-- FIRST-TO-DIE MONTHLY DEDUCTION WAIVER RIDER

-- LEVEL FIRST-TO-DIE TERM RIDER

-- LIVING BENEFITS RIDER

LOANS -- You may borrow up to 90% of your Policy's cash surrender value. Any amount that secures a loan remains part of your Policy's cash surrender value but is transferred to the Fixed Account. Amounts securing a loan may earn a different interest rate than other amounts in the Fixed Account. For the first ten Policy Years, the interest rate we currently credit on the amounts set aside to secure the loan is 1.0% lower than the rate we charge for loan interest. Beginning in the eleventh Policy Year, the interest we currently credit on the loaned amounts is 0.5% lower than the interest rate we charge for loan interest. We guarantee the interest we credit on the loaned amounts will never be less than 2.0% lower than the interest we charge for loan interest.

PARTIAL WITHDRAWALS -- You may request a partial withdrawal from your Policy's cash surrender value at any time, within limits. When you make a partial withdrawal, we will deduct a fee for processing the withdrawal. A surrender charge may apply as a result of a partial withdrawal.

SURRENDERS -- You may surrender your Policy for its cash surrender value at any time while either insured is living. If you surrender your Policy during the first fifteen Policy Years or within fifteen years after you increase the face amount of your Policy, a surrender charge may apply.

PREMIUMS -- You may make premium payments as often as you like and for any amount you choose, within limits. Other than the initial premium, there are no required premium payments. However, under certain conditions, you may be required to make additional premium payments to keep your Policy from terminating.

DEDUCTIONS AND CHARGES --

DEDUCTIONS FROM PREMIUMS

-- SALES EXPENSE CHARGE

  - Target Premium--We assess a sales expense charge based on your Policy's Target Premium. Your initial Target Premium is set at the time your Policy is issued. You can find this initial Target Premium on the Policy Data Page of your Policy. Your Target Premium may change if you change the face amount of your Policy or make certain changes to the riders you have chosen.

  - Current--During each of the first ten Policy Years, we currently deduct a sales expense charge of 8% of any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we currently deduct a sales expense charge of 4% from any additional premiums paid in that Policy Year. During each Policy Year beginning with the eleventh Policy Year, we currently deduct a sales expense charge of 4% of any premiums paid up to the Target Premium, with no charge for premiums paid in excess of the Target Premium.

  - Guaranteed--During each of the first ten Policy Years, we guarantee that any sales expense charge we deduct will never exceed 9% of any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we will never deduct a sales expense charge more than 6.5% of any additional premiums paid in that Policy Year. Beginning with the eleventh Policy Year, we guarantee that any sales expense charge will never exceed 6.5% of any premiums paid.

-- PREMIUM TAX CHARGE

   We deduct 2% of each premium payment you make as a premium tax charge. We may increase this charge to reflect changes in the law.

-- FEDERAL TAX CHARGE

   For Non-Qualified Policies, we deduct 1.25% of each premium payment you make as a Federal tax charge. We may increase this charge to reflect changes in the law.

DEDUCTIONS FROM CASH VALUE

-- MONTHLY CONTRACT CHARGE

  - Current--We currently deduct a monthly contract charge of $59 per month during the first Policy Year and $9 per month in later Policy Years.

  - Guaranteed--We guarantee that we will never deduct a monthly contract charge that exceeds $62 per month during the first Policy Year and $12 per month in later Policy Years.

-- CHARGE FOR COST OF INSURANCE PROTECTION

   We deduct a charge for cost of insurance protection each month. This charge is equal to the net amount at risk multiplied by a monthly cost of insurance rate plus any applicable flat extra charge. The monthly cost of insurance rate is determined based on the insureds' issue ages, sexes, and underwriting classes and the Policy Year. The cost of insurance rates will never exceed the guaranteed maximum cost of insurance rates for your Policy.

-- CHARGE PER $1,000 OF THE INITIAL FACE AMOUNT

   During the first three Policy Years, we will deduct $0.04 per $1,000 of your Policy's initial face amount (not including riders). We guarantee we will never increase this charge. This charge will always be at least $10 per month and will never be more than $100 per month.

-- RIDER CHARGES

   Each month, we will deduct any cost of insurance charges for the optional riders you have chosen.

SEPARATE ACCOUNT CHARGES

-- MORTALITY AND EXPENSE RISK CHARGE

  - Current--We currently deduct a daily mortality and expense risk charge that is equivalent to an annual rate of 0.60% of the average daily net asset value of each Investment Division.

  - Guaranteed--We guarantee that the mortality and expense risk charge will never exceed the equivalent of an annual rate of 0.90% of the average daily net asset value of each Investment Division.

-- ADMINISTRATIVE CHARGE

   We deduct a daily administrative charge equivalent to an annual rate of 0.10% of the average daily net asset value of each Investment Division. We guarantee we will never increase this charge.

-- OTHER CHARGES FOR FEDERAL INCOME TAXES

   We do not currently deduct a charge for Federal income taxes from the Investment Divisions, though we may do so in the future, to reflect changes in the law.

FUND CHARGES-- Each Investment Division of the Separate Account purchases shares of the corresponding Eligible Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy, and they may vary from year to year. These fees and expenses are described in the Funds' prospectuses. (See page 48 for a list of these charges.)

INVESTMENTS -- The balance of your premium payment after we deduct the premium charges is called your net premium. Your net premium is allocated between the eighteen Investment Divisions available under the Policy and the Fixed Account, based on your instructions. The eighteen Investment Divisions available under your Policy are:

-- MainStay VP Capital Appreciation        -- MainStay VP Growth Equity
-- MainStay VP Cash Management             -- MainStay VP Indexed Equity
-- MainStay VP Convertible                 -- Alger American Small Capitalization
-- MainStay VP Government                  -- Calvert Socially Responsible
-- MainStay VP High Yield Corporation Bond -- Fidelity VIP II: Contrafund
-- MainStay VP International Equity        -- Fidelity VIP: Equity-Income
-- MainStay VP Total Return                -- Janus Aspen Balanced
-- MainStay VP Value                       -- Janus Aspen Worldwide Growth
-- MainStay VP Bond                        -- Morgan Stanley Emerging Markets Equity

     You may adjust your allocation to various Investment Divisions and/or the Fixed Account by changing your premium allocation percentages or making transfers among these options, within limits.

ADDITIONAL INFORMATION

FREE LOOK PERIOD

-- You have the right to examine your Policy. If you are not satisfied with it, you may cancel it within twenty days.

-- If you cancel the Policy, we will refund the greater of the cash value of your Policy or the total premiums you have paid, less any loans or partial withdrawals you have taken.

INCOME TAX EFFECT

-- Generally, life insurance benefits are not currently subject to Federal income tax. The earnings on the amounts you invest in the Investment Divisions and the Fixed Account are also generally not subject to income tax as long as they remain invested in the Policy. If you take a partial withdrawal, surrender or terminate your Policy, or if your Policy matures, you may incur taxable income. You may also incur taxable income if your Policy becomes a modified endowment contract and you take a Policy loan.

                                IMPORTANT NOTICE

     THE POLICY IS A LEGAL CONTRACT BETWEEN YOU AND NYLIAC. THE CONTRACT CONSISTS OF THE APPLICATION FOR THE POLICY AND THE POLICY, AND ANY RIDERS AND ENDORSEMENTS ATTACHED TO IT.

                                   VARIATIONS
     SURVIVORSHIP VARIABLE UNIVERSAL LIFE IS SUBJECT TO THE INSURANCE LAWS AND REGULATIONS OF EACH JURISDICTION IN WHICH IT IS SOLD. AS A RESULT, CERTAIN TERMS OF OUR SURVIVORSHIP VARIABLE UNIVERSAL LIFE POLICIES MAY VARY FROM JURISDICTION TO JURISDICTION. APPENDIX B LISTS ALL OF THE VARIATIONS THAT APPLY TO SURVIVORSHIP VARIABLE UNIVERSAL LIFE. PLEASE REVIEW THIS LIST TO DETERMINE WHETHER ANY OF THESE VARIATIONS APPLY TO YOUR POLICY.

                                  DEFINITIONS

ELIGIBLE PORTFOLIOS ("PORTFOLIOS"): The available mutual Fund Portfolios of the Funds. The MainStay VP Series Fund currently has eleven Portfolios available for investment by the Investment Divisions of the Separate Account: the MainStay VP Capital Appreciation, MainStay VP Cash Management, MainStay VP Convertible, MainStay VP Government, MainStay VP High Yield Corporate Bond, MainStay VP International Equity, MainStay VP Total Return, MainStay VP Value, MainStay VP Bond, MainStay VP Growth Equity and MainStay VP Indexed Equity Portfolios. The Alger American Fund has one Portfolio available to the Separate Account: the Alger American Small Capitalization Portfolio. The Acacia Fund has one Portfolio available to the Separate Account: the Calvert Responsibly Invested Balanced Portfolio ("Calvert Socially Responsible Portfolio"). Fidelity Investments(R) has two Portfolios available to the Separate Account: the Contrafund Portfolio of the Fidelity Variable Insurance Products Fund II ("Fidelity VIP II:
Contrafund Portfolio") and the Equity-Income Portfolio of the Fidelity Variable Insurance Products Fund ("Fidelity VIP: Equity-Income Portfolio"). The Janus Aspen Series has two Portfolios available to the Separate Account: the Balanced Portfolio of the Janus Aspen Series ("Janus Aspen Balanced Portfolio") and the Worldwide Growth Portfolio of the Janus Aspen Series ("Janus Aspen Worldwide Growth Portfolio"). The Morgan Stanley Fund has one Portfolio available to the Separate Account: the Emerging Markets Equity Portfolio of the Morgan Stanley Universal Funds, Inc. ("Morgan Stanley Emerging Markets Equity Portfolio").

FIXED ACCOUNT: The Fixed Account is supported by assets in the general account of NYLIAC. The amount in the Fixed Account earns interest on a daily basis.

FUNDS (EACH INDIVIDUALLY A "FUND"): The MainStay VP Series Fund, Inc. ("MainStay VP Series Fund" and, formerly, "New York Life MFA Series Fund, Inc."), The Alger American Fund ("The Alger American Fund"), the Acacia Capital Corporation ("Acacia Fund"), the Fidelity Variable Insurance Products Fund and the Fidelity Variable Insurance Products Fund II (collectively "Fidelity Investments(R)"), the Janus Aspen Series and the Morgan Stanley Universal Funds, Inc. ("Morgan Stanley Fund").

INVESTMENT DIVISION: A division of the Separate Account. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

ISSUE DATE:  The date we issue the Policy as specified in the Policy Data Page.

LIFE INSURANCE BENEFIT: The benefit calculated under the Life Insurance Benefit Option you have chosen.

MONTHLY DEDUCTION DAY: The date on which we deduct your monthly charges from your Policy's cash value. The first Monthly Deduction Day occurs on your Policy's Issue Date. After that, Monthly Deduction Days occur on each monthly anniversary of the Policy Date.

NON-QUALIFIED POLICY: A Policy that is issued to persons or entities other than employee benefit plans that qualify for special Federal income tax treatment.

POLICY: The flexible premium survivorship variable universal life insurance Policy offered by NYLIAC that is described in this Prospectus.

POLICY DATA PAGE: Page 2 of your Policy. The Policy Data Page contains your Policy's specifications.

POLICY DATE: The date used to determine when your life insurance coverage begins. It is also the date used as the starting point for determining Policy Years and Monthly Deduction Days (other than the first Monthly Deduction Day which is based on your Policy's Issue Date). You can find this date on the Policy Data Page of your Policy.

POLICY PROCEEDS: The benefit we will pay to your beneficiary when we receive proof that the last surviving insured died. It is equal to the Life Insurance Benefit plus any additional death benefits under any riders you have chosen minus any outstanding loans (including any accrued loan interest).

POLICY YEAR: The twelve-month period starting on your Policy Date, and each twelve-month period thereafter.

QUALIFIED POLICY: A Policy owned by an employee benefit plan that qualifies for special federal income tax treatment.

SEPARATE ACCOUNT: NYLIAC Variable Universal Life Separate Account-I, a segregated asset account established by NYLIAC to receive and invest net premiums to be allocated to the Eligible Portfolios.

TARGET PREMIUM: A hypothetical premium shown on the Policy Data Page of your Policy that we use to calculate the sales expense and surrender charges.

VARIABLE PRODUCT SERVICES: The place you may write to us at for Policy service. You may write to us at Variable Product Services, Madison Square Station, P.O. Box 922, New York, New York 10159, or Variable Product Services, 51 Madison Avenue, Room 452, New York, New York 10010.

WE OR US:  NYLIAC.

YOU:  The person(s) and/or entity(ies) who owns the Policy.

                              GENERAL DESCRIPTION

     This Prospectus describes a flexible premium survivorship variable universal life insurance policy offered by New York Life Insurance and Annuity Corporation ("NYLIAC"). The Policy provides life insurance protection on two lives (the insureds), and pays Policy Proceeds when the last surviving insured dies while the Policy is in effect. The Policy offers:

    -- flexible premium payments, where you select the timing and amount of the premium;

    -- a choice of two Life Insurance Benefit Options;

    -- loan and partial withdrawal privileges;

    -- the ability to increase or decrease the Policy's face amount of insurance;

    -- additional benefits through the use of optional riders; and

    -- a selection of premium and expense allocation alternatives, including eighteen variable Investment Divisions and a Fixed Account with a guaranteed interest rate.

HOW THE POLICY IS AVAILABLE

     Survivorship Variable Universal Life is available to our policyowners as either a Non-Qualified or Qualified Policy. A Policy may also be purchased in connection with a Severance Trust Executive Program ("STEP"), a non-qualified employee benefit plan. We issue Qualified Policies and STEP Policies on a unisex basis. Any reference in this Prospectus which makes a distinction based on the sex of the insureds shall be disregarded as it relates to such Policies.

HOW THE POLICY WORKS

     We will pay your beneficiary the Life Insurance Benefit plus any additional rider death benefit (less any loans including any accrued loan interest) if your Policy is still in effect when the last surviving insured dies. Your Policy will stay in effect so long as the cash surrender value of your Policy is sufficient to pay your Policy's monthly charges. The following example demonstrates how we determine the cash surrender value of your Policy.

                                    EXAMPLE

     This example is based on the illustration shown in Appendix A. It assumes current charges and a 6% hypothetical gross annual investment return, which
results in a   % net annual investment return. It also assumes the Policy is in its first Policy Year.

PREMIUM(1)                             $15,000.00      You choose the amount of premium you
  Less sales expense charge(2)           1,105.40      intend to pay and the frequency with
  Less premium tax charge (2%)             300.00      which you intend to make these payments.
  Less Federal tax charge (1.25%)          187.50      We call this your planned premium. Any
       (if applicable)                                 additional premium payments you make are
                                                       called unplanned premiums.
------------------------------------
NET PREMIUM                            $13,407.10      Net Premium is allocated to the
  Plus net investment performance         [     ]      Investment Divisions and/or the Fixed
       (earned from the Investment                     Account based on your instructions.
       Divisions and/or the Fixed
       Account) (varies monthly)
  Less total annual monthly contract       708.00
       charge(3)
  Less total annual monthly cost of       [     ]
       insurance charge (varies
       monthly)
  Less total annual charge per             480.00
       $1,000 of the initial face
       amount of your Policy
       (not including riders)
  Less total annual monthly cost of          0.00
       riders(4)
------------------------------------
CASH VALUE                                [     ]      Cash Value is used to determine the
  Less surrender charge(5)             $ 2,527.00      amount of your Life Insurance Benefit as
       (if applicable)                                 well as the cash surrender value of your
                                                       Policy.

                                                       We may assess a surrender charge when
                                                       you make a partial withdrawal or full
                                                       surrender in the first fifteen Policy
                                                       Years or within fifteen years after you
                                                       increase the face amount.
------------------------------------
CASH SURRENDER VALUE                      [     ]      The amount of loans, withdrawals and
                                                       surrenders you can make is based on your
                                                       Policy's cash surrender value. Your
                                                       Policy will terminate if your cash
                                                       surrender value is insufficient to pay
                                                       your Policy's monthly charges.

------------
(1) This example assumes you pay an annual planned premium of $15,000 at the beginning of the Policy Year and that you do not make any unplanned premium payments.
(2) For details about how we calculate the sales expense charge for your Policy, please refer to page 43. This example assumes the charges we are currently deducting.
(3) We currently deduct a monthly contract charge of $59 per month from Policies in their first Policy Year. For Policies in later Policy Years, we currently deduct a monthly contract charge of $9 per month.
(4) This example assumes you have not chosen any riders.
(5) If you surrender your Policy in the first Policy Year, we will include an additional contract charge in the surrender charge we deduct from your Policy. For details, please refer to page 22.

                           LIFE INSURANCE PROTECTION

YOUR POLICY PROCEEDS:

     We will pay proceeds to your beneficiary when we receive satisfactory proof that the last surviving insured died. These proceeds will equal:

              1) the Life Insurance Benefit calculated under the Life Insurance
                 Benefit Option you have chosen;
    plus      2) any additional death benefits under the riders you have chosen;
    less      3) any outstanding loans, (including any accrued loan interest) on the
                 Policy.

     We will pay interest on these proceeds from the date the last surviving insured died until the date we pay the proceeds or the date when the payment option you have chosen becomes effective.

YOUR LIFE INSURANCE BENEFIT

     Under your Policy, the Life Insurance Benefit depends on the Life Insurance Benefit Option you choose. Your Policy offers two options:

     OPTION 1-- The Life Insurance Benefit under this option is equal to the Policy's face amount. Except as described below, your Life Insurance Benefit under this option will be a fixed amount.

     OPTION 2-- The Life Insurance Benefit under this option is equal to the Policy's face amount plus the Policy's cash value. The Life Insurance Benefit under this option is variable and will fluctuate with the Policy's cash value. Your Life Insurance Benefit will never be less than your Policy's face amount.

     Under both options, your Life Insurance Benefit may be greater if the minimum percentage of the Policy's cash value necessary for the Policy to qualify as life insurance under Section 7702 of the Internal Revenue Code is greater than the amount calculated under the option you have chosen. This higher Life Insurance Benefit will be the cash value of your Policy multiplied by the minimum percentage required by Section 7702 of the Internal Revenue Code. (You can find this percentage on the Policy Data Page of your Policy).

     Assuming your Life Insurance Benefit does not increase as described in the above paragraph, and assuming the same face amount and premium payments under both options:

        - If you choose Option 1, your Life Insurance Benefit will not vary in amount and you will generally have lower total Policy cost of insurance charges and lower Policy Proceeds.

        - If you choose Option 2, your Life Insurance Benefit will vary with your Policy's cash value and you will generally have higher total Policy cost of insurance charges and higher Policy Proceeds.

                                    EXAMPLES
             (Effect of IRC Section 7702 on Life Insurance Benefit)

                        LIFE INSURANCE BENEFIT OPTION 1

  EXAMPLE 1:
  Life Insurance Benefit = Face Amount
    Face Amount:                                       $100,000
    Cash Value:                                        $ 25,000
    IRC Section 7702 Percentage                        379%

  Greater of:
    Face Amount:                                       $100,000
    % of Cash Value:
       ($25,000 X 379%)                                $ 94,750
    -----------------------                          ----------
    Life Insurance Benefit:                            $100,000
  EXAMPLE 2:
  Life Insurance Benefit = % of Cash Value
    Face Amount:                                       $100,000
    Cash Value:                                        $ 50,000
    IRC Section 7702 Percentage                        379%

  Greater of:
    Face Amount:                                       $100,000
    % of Cash Value:
       ($50,000 X 379%)                                $189,500
    -----------------------                          ----------
    Life Insurance Benefit:                            $189,500



                        LIFE INSURANCE BENEFIT OPTION 2
  EXAMPLE 1:
  Life Insurance Benefit = Face Amount +
  Cash Value
    Face Amount:                                       $100,000
    Cash Value:                                        $ 20,000
    IRC Section 7702 Percentage                        379%

  Greater of:
    Face Amount + Cash Value:                          $120,000
    % of Cash Value:
       ($20,000 X 379%)                                $ 75,800
    -----------------------                          ----------
    Life Insurance Benefit:                            $120,000
  EXAMPLE 2:
  Life Insurance Benefit = % of Cash Value
    Face Amount:                                       $100,000
    Cash Value:                                        $ 40,000
    IRC Section 7702 Percentage                        379%

  Greater of:
    Face Amount + Cash Value:                          $140,000
    % of Cash Value:
       ($40,000 X 379%)                                $151,600
    -----------------------                          ----------
    Life Insurance Benefit:                            $151,600


CHANGING YOUR LIFE INSURANCE BENEFIT OPTION

     You can change the Life Insurance Benefit Option for your Policy at any time while both insureds are still living. However, we may prohibit you from changing the Life Insurance Benefit Option if the change would cause the face amount of the Policy to be less than $100,000, would cause the Policy to fail to qualify as life insurance under Section 7702 of the Internal Revenue Code, or would cause the Policy's face amount to exceed our retention limits. Additionally, if you elect to have the Supplementary Term Rider included in your Policy, you must Select Option 1 and you can never change your Life Insurance Benefit Option to Option 2, even if the Supplementary Term Rider ends.

 CHANGES FROM OPTION 1 TO OPTION 2

      If you change from Option 1 to Option 2, we will decrease the face amount of your Policy by the amount of the cash value, so that your Life Insurance Benefit immediately before and after the change remains the same. If a surrender charge is applicable to face amount decreases at the time you change your Life Insurance Benefit Option, we will assess a surrender charge on the amount of the face amount decrease.

 CHANGES FROM OPTION 2 TO OPTION 1

      If you change from Option 2 to Option 1, we will increase the face amount of your Policy by the amount of the cash value, so that your Life Insurance Benefit immediately before and after the change remains the same. We will continue to apply the existing surrender charge schedule to your Policy, but we will not apply a new surrender charge schedule to the increased face amount resulting from the change in this option.

     In order to change your Life Insurance Benefit Option, you must submit a signed request to Variable Product Services (or any other address we indicate to you in writing). We will change your Life Insurance Benefit Option on the Monthly Deduction Day on or after the date we receive your written request.

                                    EXAMPLE


 CHANGE FROM OPTION 1 TO OPTION 2
 Cash Value                                          $  200,000

 Face Amount
   before option change                              $1,000,000

 Face Amount
   after option change                               $  800,000
   ($1,000,000 - $200,000)

 Life Insurance Benefit
   immediately before and
   after Option change                               $1,000,000

CHANGE FROM OPTION 2 TO OPTION 1

 Cash Value                                          $  150,000

 Face Amount
   before option change                              $1,000,000

 Face Amount
   after option change                               $1,150,000
   ($1,000,000 + $200,000)

 Life Insurance Benefit
   immediately before and
   after option change                               $1,150,000


CHANGING THE FACE AMOUNT OF YOUR POLICY

     The face amount of your Policy affects the amount of the Life Insurance Benefit of your Policy.

 INCREASING YOUR POLICY'S FACE AMOUNT

      You may request an increase in the face amount of your Policy if all of the following conditions are met:

      -- both insureds are still living;

      -- the older insured is age 90 or younger;

      -- the increase you are requesting is $5,000 or more;

      -- the requested increase will not cause the Policy's face amount to exceed our maximum retention limit; and

      -- you submit a written application signed by each insured along with satisfactory evidence of insurability.

      We may limit any increase in the face amount of your Policy.

      If we approve your request for a face amount increase, your Policy's face amount will be increased on the Monthly Deduction Day on or after the day we approve the increase.

      An increase in the face amount of your Policy may have the following consequences which you should consider:

      -- additional cost of insurance charges;

      -- a new fifteen year surrender charge period applicable only to the amount of the increase;

      -- a new suicide and contestability period applicable only to the amount of the increase; and

      -- a change in the life insurance percentage applied to the entire Policy under Section 7702 of the Internal Revenue Code.

 DECREASING YOUR POLICY'S FACE AMOUNT

      You may request a decrease in the face amount of your Policy if both of the following conditions are met:

      -- either insured is still living; and

      -- the decrease you are requesting will not reduce the Policy's face amount below $100,000.

      We may limit any decrease in the face amount of your Policy.

      If we approve your request for a face amount decrease, your Policy's face amount will be decreased on the Monthly Deduction Day on or after the day we receive your written request for a decrease.

      A decrease in the face amount of your Policy may have the following consequences which you should consider:

      -- lower total Policy cost of insurance charges;

      -- a surrender charge may apply to the amount of the decreased face amount based on a last increased, first canceled basis; and

      -- possible adverse tax consequences.

                      CASH VALUE AND CASH SURRENDER VALUE

CASH VALUE

     The cash value of your Policy is the sum of the amounts in the Investment Divisions in the Separate Account and in the Fixed Account (net of fees and charges). These amounts are allocated based on the instructions you have given us. A number of factors affect your Policy's cash value including but not limited to:

     -- the amount and frequency of the premiums you pay;

     -- the investment experience of the Investment Divisions you choose;

     -- the interest earned on the amount in the Fixed Account; and

     -- the amount of any partial withdrawals you make (including any charges you incur as a result of the withdrawal).

     The cash value is not necessarily the amount you receive when you surrender your Policy. See CASH SURRENDER VALUE on page 17 and SURRENDERS on page 21 for details about surrendering your Policy.

     AMOUNT IN THE SEPARATE ACCOUNT--Amounts allocated to an Investment Division are used to purchase accumulation units of an Investment Division. Accumulation units are redeemed from an Investment Division when amounts are withdrawn, transferred or deducted for charges or loan interest. The number of accumulation units purchased or redeemed in an Investment Division is calculated by dividing the dollar amount of the transaction by the Investment Division's accumulation unit value. On any given day, the amount you have in the Separate Account is the value of the accumulation units you have in all of the Investment Divisions of the Separate Account. The value of the accumulation units you have in a given Investment Division equals the current accumulation unit value for the Investment Division multiplied by the number of accumulation units held in that Investment Division.

     We determine accumulation unit values for the Investment Divisions as of the end of each valuation day. A valuation day is any day on which the New York Stock Exchange is open for trading.

     The value of an accumulation unit on any valuation day equals the accumulation unit on the preceding valuation day multiplied by the net investment factor for the period from the time the New York Stock Exchange closed on the immediately preceding valuation day to the time it closed on the current valuation day.

     The net investment factor for an Investment Division for this period equals
(a) divided by (b) less (c) [i.e., (a / b) - c]where:

          (a) is the sum of:

             (1) the net asset value of the Fund share held in the Separate
                 Account for that Investment Division determined at the end of the period, plus

             (2) the per share amount of any dividends or capital gain
                 distributions made by the Fund for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs during the period,

          (b) is the net asset value of a Fund share held in the Separate Account for that Investment Division determined as of the end of the previous valuation day,

          (c) is a factor representing the mortality and expense risk charge and administrative charges. This factor accrues daily and is currently equal, on an annual basis, to .70% (the sum of .60% and .10%) of the daily average net asset value of the Investment Division.

     The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease.

     AMOUNT IN THE FIXED ACCOUNT--The amount you have in the Fixed Account equals:

             1) the sum of the net premiums you have allocated to the Fixed
                Account;

        plus 2) any transfers you have made from the Separate Account to the Fixed Account;

        plus 3) any interest credited to the Fixed Account;

        less 4) any amounts you have withdrawn from the Fixed Account;

        less 5) any charges we have deducted from the Fixed Account;

        less 6) any transfers you have made from the Fixed Account to the Separate Account.

INVESTMENT RETURN

     The investment return of your Policy is based on the amount you have in each Investment Division of the Separate Account, the amount you have in the Fixed Account, the investment experience of each Investment Division as measured by its actual net rate of return, and the interest rate we credit on the amount you have in the Fixed Account.

     The investment experience of an Investment Division of the Separate Account reflects increases or decreases in the net asset value of the shares of the underlying Fund, any dividend or capital gains distributions declared by the Fund, and any charges against the assets of the Investment Division. This investment experience is determined each valuation day, which is when the net asset value of the underlying Fund is determined. The actual net rate of return for an Investment Division measures the investment experience from the end of one valuation day to the end of the next valuation day.

CASH SURRENDER VALUE

     The cash surrender value of your Policy is the amount we will pay you if you surrender your Policy. The cash surrender value of your Policy is equal to the cash value of the Policy less any surrender charges, any additional contract charge, and any outstanding Policy loans (including any accrued loan interest). Since the cash value of the Policy fluctuates with the performance of the Investment Divisions and the interest earned by the Fixed Account, and because a surrender charge may apply, the cash surrender value may be more or less than the total premium payments you have made.

     Cash surrender value is significant for two reasons:

          -- Loans and Partial Withdrawals--You can take loans and partial withdrawals from your Policy based on the amount of the Policy's cash surrender value.

          -- Premium Flexibility--Although premium payments are flexible, additional premium payments may be required so that the cash surrender value of your Policy is sufficient to pay the charges needed to keep your Policy in effect.

                                     LOANS

     You can borrow up to 90% of your Policy's cash surrender value. Your Policy will be used as collateral to secure this loan. Any amount that secures a loan remains part of your Policy's cash surrender value but is transferred to the Fixed Account. We credit any amount that secures a loan (the loaned amount) with an interest rate that we expect to be different from the interest rate we credit on any unloaned amount.

YOUR POLICY AS COLLATERAL FOR THE LOAN

     When you request a loan, we will transfer funds from the Separate Account to the Fixed Account so that the cash value of the amount in the Fixed Account (less any outstanding loans, including any accrued loan interest) is at least 108% of the requested loan. We will transfer these funds from the Investment Divisions of the Separate Account in proportion to the amounts you have in each Investment Division. While any Policy loan is outstanding, we will not allow you to make any partial withdrawals or transfer any funds from the Fixed Account if the partial withdrawal or transfer would cause the cash value of the Fixed Account to fall below 108% of all outstanding loans. Additionally, if the monthly deductions from cash value will cause the cash value of the Fixed Account to fall below 108% of all outstanding Policy loans, we may take these deductions from the Investment Divisions of the Separate Account in proportion to the amounts you have in each Investment Division.

LOAN INTEREST

     We currently charge an effective annual loan interest rate of 8%, which is payable in arrears. We may set a lower rate. If we set a lower rate, we will determine this lower rate at least once every twelve months, but not more frequently than once every three months. If we lower this rate, we may increase it again in the future by no more than 1% per calendar year, within certain limits.

INTEREST ON THE CASH VALUE HELD AS COLLATERAL

     When you take a loan from your Policy, the amount we hold in the Fixed Account to secure the loan earns interest at a different rate than the rate we charge you for loan interest. The rate we credit on loaned amounts will never be less than 2.0% less than the rate we charge for Policy loans. We guarantee that the interest we credit on loaned amounts will always be at least 4.0%. For the first ten Policy Years, the rate we currently credit on loaned amounts is 1.0% less than the rate we charge for loan interest. Beginning in the eleventh Policy Year, the rate we currently credit on loaned amounts is 0.5% less than the rate we charge for loan interest.

WHEN LOAN INTEREST IS DUE

     The interest we charge on a loan accrues daily and is payable on the earliest of the following dates:

     -- the Policy anniversary;

     -- the date of a loan increase or loan repayment;

     -- the date the Policy is surrendered;

     -- the date the Policy lapses; or

     -- the date on which the last surviving insured dies.

     Any loan interest due on a Policy anniversary which is not paid will be charged against the Policy as an additional loan.

LOAN REPAYMENT

     You may repay all or part of a Policy loan at any time while your Policy is in effect. We will allocate your loan repayments to the Investment Divisions and/or Fixed Account according to your most recent instructions on how to allocate your premium payments. If you would like your loan repayment allocated differently, you must indicate this in writing at the time of the repayment. Any payment we receive from you while you have a loan outstanding will be considered a premium payment unless you tell us in writing that it is a loan repayment.

     If the amount of any unpaid loans (including any accrued loan interest) is greater than the cash surrender value of your Policy, we will mail a notice to you at your last known address. We will also send a copy of the notice to the last known assignee, if any, on our records. If you do not pay the necessary amount within 31 days after the day we mail you this notice, your Policy will terminate.

THE EFFECTS OF A POLICY LOAN

     As long as there is an outstanding loan, the amount held as collateral remains in the Fixed Account which does not share in the Separate Account's investment performance. As you repay your loan, the amount held as collateral will be reduced. You may then choose whether to invest the amounts no longer required for collateral in the Investment Divisions and/or to leave them invested in the Fixed Account. If your Policy is a modified endowment contract, a loan may result in taxable income to you. See FEDERAL INCOME TAX CONSIDERATIONS on page 54 for more information.

     A loan will affect the cash surrender value of your Policy, and its Policy Proceeds. If you surrender your Policy, if your Policy terminates, or if a Life Insurance Benefit becomes payable under the Policy, and there are any outstanding loans at that time, we will deduct the amount of any outstanding loans (including any accrued loan interest) from the cash surrender value of your Policy or from the Policy Proceeds we pay.

                              PARTIAL WITHDRAWALS

     You may request a partial withdrawal from your Policy's cash surrender value if the following conditions are met:
     -- at least one insured is living;
     -- the partial withdrawal being requested is at least $500; and -- the partial withdrawal will not cause the Policy to fail to qualify as life insurance under Section 7702 of the Internal Revenue Code.

AMOUNT AVAILABLE TO WITHDRAW

     You may withdraw an amount up to the cash surrender value of your Policy as of the close of the New York Stock Exchange on the day after we receive your written request. If you request a partial withdrawal that would reduce the face amount of your Policy (not including riders) below $100,000, we may require you to surrender your Policy.

REQUESTING A PARTIAL WITHDRAWAL

     You may request a partial withdrawal from your Policy by sending a written request to Variable Product Services.

WHEN IS THE PARTIAL WITHDRAWAL EFFECTIVE

     Unless you choose a later effective date, your requested partial withdrawal will be effective on the date we receive your written request. However, if the day we receive your request is not a day on which the New York Stock Exchange is open or if your request is received after the close of the New York Stock Exchange, then the requested partial withdrawal will be effective on the next day on which the New York Stock Exchange is open.

PARTIAL WITHDRAWAL FEE AND SURRENDER CHARGE

     When you make a partial withdrawal, we will deduct a fee for processing the partial withdrawal. This fee will not exceed the lesser of $25 or 2% of the amount withdrawn. Additionally, a partial withdrawal may result in a decrease in your Policy's face amount which may cause a surrender charge to apply as described in SURRENDER CHARGES on page 21.

ALLOCATION OF PARTIAL WITHDRAWAL AND FEE

     You may specify how much of the partial withdrawal you want taken from the amount you have in each of the Investment Divisions and in the Fixed Account. If you do not specify how you would like your partial withdrawal allocated, we will deduct the partial withdrawal and any withdrawal fee from the Investment Divisions and/or the Fixed Account in proportion to the amounts you have in each of these investment options. If you request a partial withdrawal that is greater than the amount in the Investment Divisions and/or in the Fixed Account you have chosen, we will reduce the amount of the partial withdrawal to the amount available in those Investment Divisions and/or in the Fixed Account and pay you that amount less any applicable withdrawal fee and surrender charge.

THE EFFECTS OF A PARTIAL WITHDRAWAL

     When you make a partial withdrawal, your Policy Proceeds, cash value and cash surrender value will be reduced by the amount of the partial withdrawal, including any applicable withdrawal fee and surrender charge. Additionally, if you have elected Life Insurance Benefit Option 1, the partial withdrawal will reduce your Policy's face amount. A partial withdrawal may result in taxable income to you. See FEDERAL INCOME TAX CONSIDERATIONS on page 54 for more information.

     We may restrict the amount and frequency of partial withdrawals, within certain limits.
                                   SURRENDERS

     You may surrender your Policy for its cash surrender value at any time while either insured is living.

REQUESTING A SURRENDER

     You may surrender the Policy by sending a written request and the Policy to Variable Product Services.

WHEN IS THE SURRENDER EFFECTIVE

     Unless you choose a later effective date, your surrender will be effective on the date we receive your written request and the Policy. However, if the day we receive your request is not a day on which the New York Stock Exchange is open or if your request is received after the close of the New York Stock Exchange, then the requested surrender will be effective on the next day on which the New York Stock Exchange is open.

SURRENDER CHARGES

     We will deduct any applicable surrender charge from the amounts you have in the Investment Divisions and the Fixed Account in proportion to these amounts.

CHARGES IN POLICY YEARS 1-15

     During the first fifteen Policy Years, we will deduct a surrender charge from the cash value of your Policy if you:

        - surrender your Policy;

        - decrease the face amount of your Policy (including a decrease in the face amount that results from changing the Life Insurance Benefit Option or from a partial withdrawal);

        - terminate a First-to-Die Monthly Deduction Waiver Rider; or

        - decrease or terminate a Level First-to-Die Term Rider.

     This surrender charge is in addition to the sales expense charge. The surrender charge we will deduct is equal to the percentage shown in the table below multiplied by 20% of the Target Premium. See page 44 for an explanation of Target Premium.

     YOUNGER INSURED LESS                    YOUNGER INSURED GREATER THAN OR
      THAN ISSUE AGE 85                           EQUAL TO ISSUE AGE 85
---------------------------------           ---------------------------------
POLICY YEAR      SURRENDER CHARGE           POLICY YEAR      SURRENDER CHARGE
-----------      ----------------           -----------      ----------------
    1-6                100%                     1-4                100%
      7                 90%                       5                 80%
      8                 80%                       6                 60%
      9                 70%                       7                 40%
     10                 60%                       8                 20%
     11                 50%                       9+                 0%
     12                 40%
     13                 30%
     14                 20%
     15                 10%
     16+                 0%

ADDITIONAL CHARGE ON A SURRENDER IN THE FIRST POLICY YEAR

     If you surrender your Policy during the first Policy Year, we will deduct an additional contract charge when you surrender your Policy. This additional charge equals the difference between a and b multiplied by c [i.e., (a - b) X c], where:
     a = the monthly contract charge for the first Policy Year;
     b = the monthly contract charge for subsequent Policy Years; and c = the number of Monthly Deduction Days between the day you surrender your
         Policy and the first anniversary of your Policy Date.

SURRENDER CHARGES AFTER FACE AMOUNT INCREASES

     If you increase your Policy's face amount (including an increase in the face amount that results from changing the Life Insurance Benefit Option), we will apply a new surrender charge schedule to the amount of the increase in the face amount. This schedule will start on the day we process your request. The original surrender charge schedule will continue to apply to the original face amount of your Policy.

     If you have made multiple increases to the face amount of your Policy, and later decide to decrease the face amount of your Policy or surrender it, we will calculate the surrender charge in the following order:

     1) based on the surrender charge associated with the last increase in face amount;

     2) based on each prior increase, in the reverse order in which the increases occurred; and

     3) based on the initial face amount.

SURRENDER CHARGES ON FACE AMOUNT DECREASES

     If you decrease the face amount of your Policy or if you decrease or terminate the Level First-to-Die Term Rider, we will deduct a surrender charge, if applicable. This charge will equal the difference between the surrender charge that we would have charged if you had surrendered your entire Policy before the decrease and the surrender charge that we would charge if you surrendered your entire Policy after the decrease.

                                                      EXAMPLE:
                       ----------------------------------------------------------------------
                       Face Amount prior to Decrease:                               $ 500,000
                       Amount of Decrease:                                          $ 100,000
                       ------------------------             ----------
                       Face Amount after Decrease:                                  $ 400,000
                       Surrender Charge on Face Amount
                         prior to Decrease ($500,000)                               $   1,280
                       Less Surrender Charge on Face
                         Amount after Decrease ($400,000)                           $   1,030
                       ----------------------------------   ----------
                       Surrender Charge on Decrease                                 $     250

     We will not impose a surrender charge on a decrease or termination of the Supplementary Term Rider.

EXCEPTIONS TO SURRENDER CHARGE

     We will not deduct a surrender charge for a surrender or a partial withdrawal that results from:

     -- our canceling the Policy;

     -- payment of proceeds upon the death of the last surviving insured;

     -- a required Internal Revenue Service minimum distribution; or

     -- your exercise of the Policy Split Option.

                 ADDITIONAL BENEFITS THROUGH RIDERS AND OPTIONS

     You may apply for additional benefits by selecting any of the following optional riders:

     -- Guaranteed Minimum Death Benefit Rider

     -- Supplementary Term Rider

     -- First-to-Die Monthly Deduction Waiver Rider

     -- Level First-to-Die Term Rider

     -- Living Benefits Rider (also known as Accelerated Benefits Rider)

HOW THE RIDERS ARE AVAILABLE

     Generally, you must select your riders when you apply for your Policy. However, you may only elect the Living Benefits Rider after the death of the first insured.

     The Living Benefits Rider is only available on Non-Qualified Policies. Generally, all other riders are available on both Non-Qualified and Qualified Policies. However, the only rider available under the Severence Trust Executive Program is the Guaranteed Minimum Death Benefit Rider.

GUARANTEED MINIMUM DEATH BENEFIT RIDER

     As long as this rider is in effect and the benefit period has not expired, this rider, guarantees that your Policy will never end due to its cash surrender value being insufficient to cover the current monthly deduction charges. Under this rider, if the amount of your monthly deduction charges is greater than the cash value of your Policy, we will deduct as much of the monthly deduction charges from your cash value as possible. We will then waive any excess amount of these charges including the charge for this and any other rider. Generally, this rider is available with a benefit period up to the younger insured's age 80 or 100. You may choose either expiry date as long as the benefit period is at least ten years.

     In exchange for the guarantee provided by this rider, you must pay certain premiums into your Policy. The premium you must pay under this rider is called the "monthly Guaranteed Minimum Death Benefit (GMDB) premium." You can find it on the Policy Data Page of your Policy. The monthly GMDB premium may change if you make certain changes to your Policy or to any of the riders attached to your Policy. Although this premium is expressed as a monthly premium, you do not need to pay it on a monthly basis. Rather, we will perform a GMDB premium test each month to determine if you have paid enough total premiums to keep the rider in effect.

GMDB PREMIUM TEST (PERFORMED ON EACH MONTHLY DEDUCTION DAY)

  Total premiums        less     Any partial        must be at least     The cumulative sum of all monthly
  paid to date                   withdrawals        equal to             GMDB premiums to date

     If your Policy does not satisfy the GMDB premium test and your Policy fails the test by an amount that is more than one monthly GMDB premium, we will notify you that your Policy has failed this test. The rider will terminate unless you pay us the amount necessary to pass the GMDB premium test before the next Monthly Deduction Day. If the rider terminates, we will reinstate it if we receive the required payment before the Monthly Deduction Day which follows the date the rider terminated. If the rider terminates while the rider benefit is in effect, your Policy will enter the late period and will lapse unless the required payment is made.

     Having this rider affects your ability to take Policy loans in the following way:

     (a) If you take a loan during the first two Policy Years, this rider will end.

     (b) After the first two Policy Years, you may take loans within certain limits. On the day you take the loan (or when any unpaid loan interest is charged as an additional loan), the cash surrender value of your Policy less the amount of any additional loan must be greater than the total of the monthly GMDB premiums, accumulated at an annual effective interest rate of 6.0%, as of that date.

     This rider is not available on a Policy with a Supplementary Term Rider.

SUPPLEMENTARY TERM RIDER

     This rider provides a term insurance death benefit that is payable when the last surviving insured dies. It insures the same individuals covered by your base Policy. At the time you apply for this rider, you select a target face amount for your Policy. The initial term insurance death benefit under this rider equals the target face amount less the initial face amount of your base Policy (not including riders). We recalculate the term insurance death benefit on each Monthly Deduction Day, so that the amount of the term insurance death benefit equals the target face amount less the current Life Insurance Benefit at that time.

     Because the Life Insurance Benefit of your base Policy (not including riders) may increase or decrease depending on investment performance, the rider's term insurance death benefit will do the reverse in order to maintain a level target face amount. For example, if your Life Insurance Benefit increases, the rider's term insurance death benefit will decrease by the same amount. If the base Policy's Life Insurance Benefit changes for any reason other than because of the requirements of Section 7702 of the Internal Revenue Code, we will make a corresponding adjustment to the target face amount.

     Target                 Base Policy's                   Supplementary
     Face          less      Life Insurance      equals      Term Rider
     Amount                  Benefit                         Death Benefit

     If you compare a Policy with this rider to a Policy that initially provides the same Policy Proceeds but does not have this rider, the Policy with this rider will have lower surrender charges and a lower Target Premium.

     We will only allow you to elect this rider if:

     -- the initial target face amount is at least $1,000,000;

     -- the base Policy Life Insurance Benefit is at least $200,000;

     -- the initial term insurance death benefit is no greater than four times the Policy's Life Insurance Benefit; and

     -- you have chosen Life Insurance Benefit Option 1.

     Within certain limits, you may:

     -- increase or decrease this rider's term insurance death benefit or target face amount; and/or

     -- convert this rider to increase the face amount of your base Policy.
        (Note: The target face amount of your Policy after this conversion will be the same as the target face amount of your Policy including riders before the conversion.)

     You may request changes to your Policy under this rider if:

     (a) you do not decrease the target face amount below $1,000,000, unless the decrease is due to a partial withdrawal;

     (b) you do not decrease the base Policy's Life Insurance Benefit below $200,000, unless the decrease is due to a partial withdrawal; and

     (c) you do not make a change that causes the term insurance death benefit to be greater than four times the Policy's Life Insurance Benefit. This requirement prohibits you from increasing the term insurance death benefit or decreasing the base Policy face amount to an amount that would violate this maximum ratio.

     Once you choose this rider, you may not change your Life Insurance Benefit Option, even after this rider ends or is terminated.

     This rider is not available on a Policy with a Guaranteed Minimum Death Benefit Rider.

FIRST-TO-DIE MONTHLY DEDUCTION WAIVER RIDER

     If either insured dies while this rider is in effect, we will waive your Policy's monthly deductions from cash value for the remainder of the Policy. The charges we will waive under this rider are:

     (a) the monthly contract charge;

     (b) the monthly cost of insurance charge for the base Policy (not including riders);

     (c) the charge per $1,000 of the initial face amount (not including riders), which only applies during the first three Policy Years;

     (d) any monthly rider charges.

     These deductions are described in more detail under DEDUCTIONS FROM CASH VALUE on page 44 and on the Policy Data Page of your Policy. If you choose this rider, it will increase the Target Premium for your Policy, which will increase the sales expense and surrender charges we deduct from your Policy. If you terminate this rider, the Target Premium for your Policy will decrease, which will decrease the future sales expense and surrender charges we deduct from your Policy. We may deduct a surrender charge if you terminate this rider during the surrender charge period.

LEVEL FIRST-TO-DIE TERM RIDER

     This rider provides a level term insurance death benefit which we will pay when the first insured dies while this rider is in effect. We will only pay the benefit under this rider once, even if both insureds die at the same time.

     You may decrease the face amount of this rider as long as you do not decrease it below the minimum amount we require to issue the rider. You may not increase the face amount of this rider. If you choose this rider, it will increase the Target Premium for your Policy, which will increase the sales expense and surrender charges we deduct from your Policy. If you terminate this rider or decrease the rider death benefit, the Target Premium for your Policy will decrease, which will decrease the future sales expense and surrender charges we deduct from your Policy. We may deduct a surrender charge if you terminate this rider or decrease the rider death benefit during the surrender charge period.

LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER)

     Under this rider, after the first insured dies, if the last surviving insured has a life expectancy of twelve months or less, you may request a portion or all of the Policy Proceeds as an accelerated death benefit.

     You may elect to receive an accelerated death benefit of 25%, 50%, 75%, or 100% of certain eligible proceeds from your Policy Proceeds. We will pay you an amount equal to:

  Elected        X       Eligible     X       Interest     -       Administrative fee     -       Elected percentage of an
  percentage             proceeds             factor               (up to $150)                   unpaid Policy loan

     Minimum accelerated benefit amount: $25,000.

     Maximum accelerated benefit amount: $250,000 (total for all of your NYLIAC policies).

     If you accelerate less than 100% of the eligible proceeds, the remaining face amount of your Policy after we pay this benefit must be at least $100,000.

     When we make a payment under this rider, we will reduce your Policy's face amount, rider death benefits, premium, monthly cost of insurance, cash value, and any unpaid Policy loan based on the percentage you elected.

                              POLICY SPLIT OPTION

     You may split your Policy into two single adjustable life insurance policies that each insure the life of one of the insureds under certain circumstances. You are allowed to make this split within six months after either of the following two dates:

     (1) the date a final divorce decree which terminates the marriage of the insureds has been in effect for six months; or

     (2) the effective date of a change in the Federal tax law which results in

          (a) a reduction in the unlimited Federal Estate Tax marital deduction provision (Section 2056 of the Internal Revenue Code), or

          (b) a reduction of at least 50% in the level of estate tax rate from the 1986 Tax Act payable on death.

     You must request a Policy split in writing. At the time of the split:

     -- both insureds must be living;

     -- we will not ask for evidence of insurability;

     -- each new Policy will be an adjustable life insurance Policy which we offer for the purpose of this option and which was available on the Policy Date of your original Policy; and

     -- an insurable interest must exist between the owner of each new policy and the insured of that new policy under all applicable laws.

ABOUT YOUR NEW POLICY

     -- The Policy Date and Issue Date of each new policy will be the date when you split the Policy.

     -- The policyowner and beneficiary of each new policy will be the same as under the original Policy, unless otherwise stated.

     -- We will not assess a fee or surrender charge on a Policy that is terminating as a result of a Policy split. However, all fees and charges that generally apply to the type of policy you are splitting your Policy into, including a new surrender charge schedule, will apply to each of the new policies that result from the Policy split.

     -- The cost of insurance rates for each new policy will be based on the insured's age and sex on the date of the split and original underwriting class.

     -- The initial premium for each new policy will be one half of the cash value of the original Policy less any unpaid loan (including any accrued loan interest).

     -- The face amount of each new policy will equal one half of the original base Policy face amount, plus one half of the face amount of any riders on the original Policy. The benefits from any Level First-to-Die Term Rider in effect will be excluded from this calculation.

     -- If the original Policy has been assigned, each new policy will have the same assignment.

     Splitting your Policy may have certain adverse tax consequences. Please read the FEDERAL INCOME TAX CONSIDERATIONS on page 54 for more details.

                                    PREMIUMS

     Although premium payments are flexible, additional premium payments may be required so that the cash surrender value of your Policy is sufficient to pay the charges needed to keep your Policy effective.

     Premiums are the total dollar amount you pay into your Policy. When we receive a premium payment, we deduct the sales expense, premium tax, and Federal tax charges that apply. The balance of the premium is called the net premium. We apply your net premium to the Investment Divisions and/or the Fixed Account, according to your instructions. For more details on when and how your premiums are applied, see INVESTMENTS on page 31.

     For purposes of determining whether we require additional underwriting when accepting a premium payment, we divide your premium payments into planned and unplanned premiums.

PLANNED PREMIUM
     When you apply for your Policy, you select a premium payment schedule, which indicates the amount and frequency of premium payments you intend to make. The premium amount you select for this schedule is called your "planned premium." It is shown on the Policy Data Page of your Policy.

-- You may increase or decrease the amount of your planned premium and change the frequency of your payments, within limits.

-- Planned premium payments end on the Policy anniversary on which the younger insured is, or would have been, age 100.

-- Your Policy will not automatically terminate if you are unable to pay the planned premium. However, payment of your planned premium does not guarantee your Policy will remain in effect. Your Policy will terminate if the cash surrender value is insufficient to pay the monthly deduction charges or if you have an excess Policy loan, and you reach the end of the late period and you have not made the necessary payment. See LATE PERIOD on page 30 and TERMINATION below for more details.

-- Special provisions apply to how long your Policy will stay in effect if you have a Guaranteed Minimum Death Benefit Rider. See GUARANTEED MINIMUM DEATH BENEFIT RIDER on page 24 for more details.
UNPLANNED PREMIUM
     An unplanned premium is a payment you make that is not part of the premium payment schedule you choose.

-- While at least one insured is living, you may make unplanned premium payments at any time before the Policy anniversary on which the younger insured is, or would have been, age 100. However, if payment of an unplanned premium will cause the Life Insurance Benefit of your Policy to increase more than the cash value will increase, both insureds must be living, and we will require proof of insurability before accepting that payment and applying it to your Policy.

-- If you exchange another life insurance policy to acquire this Policy under
   Section 1035 of the Internal Revenue Code, we will treat the proceeds of that exchange as an unplanned premium.

-- The minimum unplanned premium amount we allow is $50.

-- We may limit the number and amount of any unplanned premium payments.

TERMINATION

     If your Policy's cash surrender value on any Monthly Deduction Day is less than the monthly deductions from cash value for the next Policy month, your Policy will continue in the late period for 62 days after that date. If the late period expires without sufficient payment, then your Policy will end without any benefits. See LATE PERIOD on page 30 for more details.

LATE PERIOD

     The late period is the 62 days following the Monthly Deduction Day on which the cash surrender value of your Policy is insufficient to pay for monthly deductions from cash value for the next Policy month. During this period, you have the opportunity to pay any premium needed to cover any overdue charges. We will mail a notice to your last known address stating this amount. We will also send a copy to the last known assignee, if any, on our records. We will mail these notices at least 31 days before the end of the late period. Your Policy remains in effect during the late period. However, if we do not receive the required payment before the end of the late period, your Policy will end without any benefits.

     During the late period, we will pay you any benefits you are entitled to as follows:

     -- If the last surviving insured dies during the late period, we will pay the death benefit, which we will reduce by the amount of any unpaid loan (including any accrued loan interest), and by the monthly deductions from cash value for the full Policy months from the beginning of the late period through the Policy month in which the last surviving insured dies.

     -- If the Policy has a First-to-Die Monthly Deduction Waiver Rider and the first insured dies while the Policy is in the late period, we will approve the waiver claim when you pay all overdue monthly deductions from cash value.

     -- If the Policy has a Level First-to-Die Term rider and the first insured dies while the Policy is in the late period, we will pay the proceeds due under this rider less any overdue charges for this rider.

REINSTATEMENT OPTION

     You can request that we reinstate your Policy if all of these conditions are met:

     -- your request is made within five years after your Policy terminated;

     -- both insureds are living (However, we will accept your reinstatement request when only one insured is living, if the other insured died before your Policy terminated); and

     -- you have not surrendered your Policy.

     It is important to realize that a termination or reinstatement may cause your Policy to become a modified endowment contract. Modified endowment contracts are subject to less favorable tax treatment. For more information about modified endowment contracts, please see page 57.

     Before we will reinstate your Policy, we must receive the following:

     (1) a payment equal to the sum of (a), (b) and (c), where:

        (a) is an amount which is sufficient to keep the Policy in effect for at least three months;

        (b) is 150% of any additional contract charge for a Policy that ended during the first Policy Year and is later reinstated. (This additional contract charge is equal to the difference between the monthly contract charge for the first Policy Year and the monthly contract charge for subsequent Policy Years multiplied by the number of Monthly Deduction Days missed during the first Policy Year because the Policy was not in effect); and

        (c) any unpaid loan (including any loan interest accrued at the lesser of 6% or the Policy's loan interest rate at the time of reinstatement, compounded once each year from the end of the late period to the date of the reinstatement).

     (2) satisfactory evidence of insurability, if your reinstatement request is more than 31 days after termination.

     The effective date of reinstatement will be the Monthly Deduction Day on or following the date we approve your request. If your Policy is reinstated, the face amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated.

MATURITY DATE

     Your Policy matures on the Policy anniversary on which the younger insured is, or would have been, age 100. Beginning on this maturity date, the face amount of your Policy, as shown on the Policy Data Page, will no longer apply. Instead, your Life Insurance Benefit will equal the cash surrender value of your Policy.

     One year before your Policy's maturity date, we will notify you that you may elect either:

     (1) to receive the cash surrender value of your Policy when it matures; or

     (2) to continue the Policy, without having to pay any more cost of insurance charges.

     If you choose to surrender your Policy, you must submit a signed request to Variable Product Services (or any other address we indicate to you in writing).

     Please consult your tax advisor regarding the tax implications of these options.

     If your Policy is still in effect when the last surviving insured dies, we will pay the Policy Proceeds to the beneficiary.

                                  INVESTMENTS

     Your Policy offers a choice of investment options in which you can invest your net premium. You may allocate your net premium (1) to any of the Investment Divisions of the Separate Account, and/or (2) to the Fixed Account. We refer to the Investment Divisions and the Fixed Account as your investment options.

     Your net premium, which equals the balance of any planned or unplanned premium payment after we deduct sales expense, premium tax, and any Federal tax charges that apply, is applied to the Investment Divisions of the Separate Account and/or to the Fixed Account according to the most recent premium allocation election you have given to us. The only exception to this allocation of your premium is for any premium payments you make during the free look period. The net premiums from any payments made during this period are initially allocated to the Mainstay VP Cash Management Investment Division. They remain there until the end of the free look period. For more details, see FREE LOOK on page 52. When the free look period is over, we will allocate your net premiums according to your instructions. You can change your premium allocation any time you make a premium payment by submitting a revised premium allocation form. The allocation percentages must be in whole numbers.

THE SEPARATE ACCOUNT

     NYLIAC Variable Universal Life Separate Account-I, referred to by us as the Separate Account, is a segregated asset account established by NYLIAC to receive and invest your net premiums.

     The Separate Account was established on June 4, 1993 under the laws of Delaware, in accordance with the resolutions set forth by the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940. This registration does not mean that the SEC supervises the management, or the investment practices or policies, of the Separate Account.

     Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from the other assets of NYLIAC, and under applicable insurance law, cannot be charged for liabilities incurred in any other business operations of NYLIAC (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). These assets are not subject to the claims of our general creditors. The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to or are charged against the assets of the Separate Account, without regard to the income, capital gains or capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of both the investment performance of NYLIAC's Fixed Account and the performance of any other separate account.

     The Separate Account currently consists of twenty-two Investment Divisions, eighteen of which are available under your Policy. The Investment Divisions invest exclusively in the corresponding Eligible Portfolios of the Funds. The income, capital gains, and capital losses incurred on the assets of an Investment Division are credited to or are charged against the assets of the Investment Division, without regard to the income, capital gains or capital losses of any other Investment Division. The Investment Divisions of the Separate Account are designed to provide money to pay benefits under your Policy, but they do not guarantee a minimum rate of return or protect against asset depreciation. They will fluctuate up and down depending on market conditions. The Eligible Portfolios of the relevant Funds, along with their portfolio managers, are listed in the following table:

FUND                              PORTFOLIO MANAGERS               ELIGIBLE PORTFOLIOS
-----------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.    MacKay-Shields Financial         MainStay VP Capital Appreciation;
                                  Corporation                      MainStay VP Cash Management;
                                                                   MainStay VP Convertible;
                                                                   MainStay VP Government;
                                                                   MainStay VP High Yield Corporate
                                                                     Bond;
                                                                   MainStay VP International Equity;
                                                                   MainStay VP Total Return;
                                                                   MainStay VP Value
-----------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.    Monitor Capital Advisors, Inc.   MainStay VP Indexed Equity
-----------------------------------------------------------------------------------------------------
 MainStay VP Series Fund, Inc.    New York Life Insurance          MainStay VP Bond;
                                  Company                          MainStay VP Growth Equity
-----------------------------------------------------------------------------------------------------
 The Alger American Fund          Fred Alger Management, Inc.      Alger American Small
                                                                     Capitalization
-----------------------------------------------------------------------------------------------------
 Acacia Capital Corporation       Calvert Asset Management         Calvert Socially Responsible
                                  Company
-----------------------------------------------------------------------------------------------------
 Fidelity Variable Insurance      Fidelity Management and          Fidelity VIP II: Contrafund
 Products Fund II                 Research Company
-----------------------------------------------------------------------------------------------------
 Fidelity Variable Insurance      Fidelity Management and          Fidelity VIP: Equity-Income
 Products Fund                    Research Company
-----------------------------------------------------------------------------------------------------
 Janus Aspen Series               Janus Capital Corporation        Janus Aspen Balanced;
                                                                   Janus Aspen Worldwide Growth
-----------------------------------------------------------------------------------------------------
 Morgan Stanley Universal         Morgan Stanley Asset             Morgan Stanley Emerging Markets
 Funds, Inc.                      Management Inc.                    Equity

FUNDS

     Mainstay VP Series Fund, Inc.--The Separate Account currently invests in eleven Eligible Portfolios of the MainStay VP Series Fund, a diversified open-end management investment company. MacKay-Shields, Monitor and New York Life are required to provide investment advisory services to these Portfolios in accordance with the Policies, programs and guidelines established by the Board of Directors of the MainStay VP Series Fund. See the Prospectus for the MainStay VP Series Fund which is attached to this Prospectus.

     The Alger American Fund--The Separate Account currently invests in the Alger American Small Capitalization Portfolio of The Alger American Fund. Currently, the Alger American Small Capitalization Portfolio is the only Eligible Portfolio available through The Alger American Fund for investment by the Separate Account. Fred Alger Management, Inc. is required to provide investment advisory services to the Alger American Small Capitalization Portfolio in accordance with the policies, programs and guidelines established by the Board of Trustees of The Alger American Fund. See the Prospectus for The Alger American Fund which is attached to this Prospectus.

     Acacia Capital Corporation--The Separate Account currently invests in the Calvert Socially Responsible Portfolio of Acacia Capital Corporation. Currently, the Calvert Socially Responsible Portfolio is the only Eligible Portfolio available through the Acacia Fund for investment by the Separate Account. Calvert Asset Management Company, Inc. provides investment advisory services to the Calvert Socially Responsible Portfolio in accordance with the policies, programs and guidelines established by the Board of Directors of the Acacia Fund. See the Prospectus for the Acacia Capital Corporation which is attached to this Prospectus.

     Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II--The Separate Account currently invests in the Fidelity VIP II:
Contrafund and Fidelity VIP: Equity-Income Portfolios of the Fidelity Variable Insurance Products Funds. Currently, the Fidelity VIP II: Contrafund and Fidelity VIP: Equity-Income Portfolios are the only Eligible Portfolios available through Fidelity Investments for investment by the Separate Account. Fidelity Management and Research Company provides investment advisory services to the Fidelity VIP II: Contrafund and Fidelity VIP: Equity-Income Portfolios in accordance with the policies, programs and guidelines established by the Boards of Trustees of Fidelity Investments. See the Prospectus for the Fidelity Investments which is attached to this Prospectus.

     Janus Aspen Series--The Separate Account currently invests in the Janus Aspen Balanced and Janus Aspen Worldwide Growth Portfolios of the Janus Aspen Series. Currently, the Janus Aspen Balanced and Janus Aspen Worldwide Growth Portfolios are the only Eligible Portfolios available through the Janus Aspen Series for investment by the Separate Account. Janus Capital Corporation provides investment advisory services to the Janus Aspen Balanced and Janus Aspen Worldwide Growth Portfolios in accordance with the policies, programs and guidelines established by the Board of Trustees of the Janus Aspen Series. See the Prospectus for the Janus Aspen Series which is attached to this Prospectus.

     Morgan Stanley Universal Funds, Inc.--The Separate Account currently invests in the Morgan Stanley Emerging Markets Equity Portfolio of the Morgan Stanley Fund. Currently, the Morgan Stanley Emerging Markets Equity Portfolio is the only Eligible Portfolio available through the Morgan Stanley Fund for investment by the Separate Account. Morgan Stanley Asset Management Inc. provides investment advisory services to the Morgan Stanley Emerging Markets Equity Portfolio in accordance with the policies, programs and guidelines established by the Board of Directors of the Morgan Stanley Fund. See the Prospectus for the Morgan Stanley Fund which is attached to this Prospectus.

PORTFOLIOS

     The Eligible Portfolios, which are offered by the Funds mentioned in the previous section, are the mutual fund portfolios which you may invest in through the Investment Divisions of the Separate Account. The assets of each Eligible Portfolio are separate from the others and each Portfolio has different investment objectives and policies. As a result, each Eligible Portfolio operates as a separate investment Fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. The following describes the investment characteristics of each of the eighteen Portfolios in greater detail:

     The MainStay VP Capital Appreciation Portfolio--The MainStay VP Capital Appreciation Portfolio seeks long-term growth of capital. It seeks to achieve its primary investment objective by maintaining a flexible approach towards investing in various types of compa-nies as well as types of securities depending upon the economic environment and the relative attractiveness of the various securities markets. Generally, the Portfolio will seek to invest in securities issued by companies with investment characteristics such as participation in expanding markets, increasing unit sales volume, growth in revenues and earnings per share superior to that of the average common stocks comprising indices such as the Standard & Poor's 500 Composite Price Index ("S&P 500") and increasing return on investment. Dividend income, if any, is a consideration incidental to the Portfolio's objective of growth of capital.

     The MainStay VP Cash Management Portfolio--The MainStay VP Cash Management Portfolio seeks as high a level of current income as is consistent with preservation of capital and maintenance of liquidity. It invests primarily in short-term U.S. Government Securities, obligations of banks, commercial paper, short-term corporate obligations and obligations of U.S. and non-U.S. issuers denominated in U.S. dollars. An investment in the MainStay VP Cash Management Portfolio is neither insured nor guaranteed by the U.S. Government, and there can be no assurance that the Portfolio will be able to maintain a stable net asset value of $1.00 per share.

     The MainStay VP Convertible Portfolio--The MainStay VP Convertible Portfolio seeks capital appreciation together with current income. The Portfolio will invest primarily in convertible securities consisting of bonds, debentures, corporate notes, preferred stocks or other securities which are convertible into common stocks. Certain of the Portfolio's investments have speculative characteristics, as further discussed in the MainStay VP Series Fund Prospectus.

     The MainStay VP Government Portfolio--The MainStay VP Government Portfolio seeks a high level of current income, consistent with safety of principal. It will invest primarily in U.S. Government securities which include U.S. Treasury obligations and obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities. The U.S. Government securities purchased for this Portfolio, but not the shares of the Portfolio themselves, are issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

     The MainStay VP High Yield Corporate Bond Portfolio--The MainStay VP High Yield Corporate Bond Portfolio seeks maximum current income through investment in a diversified portfolio of high yield, high risk debt securities. This Portfolio seeks to achieve its primary objective by investment in a diversified portfolio of high yield debt securities which are ordinarily in the lower rating categories of recognized rating agencies that is, rated Baa to B by Moody's Investors Services, Inc. ("Moody's") or BBB to B by Standard & Poor's ("S&P"). Securities rated lower than Baa by Moody's or BBB by S&P, or, if not rated, of equivalent quality, are sometimes referred to as "high yield" securities or "junk bonds." The potential for high yield is accompanied by higher risk. Certain of the Portfolio's investments have speculative characteristics, as further discussed in the MainStay VP Series Fund Prospectus. Capital appreciation is a secondary objective which will be sought only when consistent with this Portfolio's primary objective.

     The MainStay VP International Equity Portfolio--The MainStay VP International Equity Portfolio seeks long-term growth of capital by investing in a portfolio consisting primarily of non-U.S. equity securities. Current income is a secondary objective. In pursuing its investment objective, the Portfolio will seek to invest in securities that provide the potential for strong return but that do not, in MacKay-Shields' judgment, present undue or imprudent risk. The Portfolio pursues its objectives by investing its assets in a diversified portfolio of common stocks, preferred stocks, warrants and comparable equity securities. Foreign investing involves certain risks which are discussed in greater detail in the MainStay VP Series Fund Prospectus.

     The MainStay VP Total Return Portfolio--The MainStay VP Total Return Portfolio seeks to realize current income consistent with reasonable opportunity for future growth of capital and income. The Portfolio maintains a flexible approach by investing in a broad range of securities, which may be diversified by company, by industry and by type. The Portfolio may invest in common stocks, convertible securities, warrants and fixed-income securities, such as bonds, preferred stocks and other debt obligations, including money market instruments.

     The MainStay VP Value Portfolio--The MainStay VP Value Portfolio seeks maximum long-term total return from a combination of capital growth and income. It seeks to achieve this objective by following flexible investment policies emphasizing investment in common stocks which are, in the opinion of MacKay-Shields, undervalued at the time of purchase. This Portfolio will normally invest in dividend-paying common stocks that are listed on a national securities exchange or traded in the over-the-counter market, but may also invest in non-dividend paying stocks in accordance with MacKay-Shields' judgment.

     The MainStay VP Bond Portfolio--The MainStay VP Bond Portfolio seeks the highest income over the long-term consistent with preservation of principal. It will invest primarily in fixed-income debt securities of an investment grade, but may also invest in lower-rated securities, convertible debt, and preferred and convertible preferred stock.

     The MainStay VP Growth Equity Portfolio--The MainStay VP Growth Equity Portfolio seeks long-term growth of capital, with income as a secondary consideration. It will invest principally in common stock (and securities convertible into, or with rights to purchase, common stock) of well-established, well-managed companies which appear to have better than average growth potential.

     The MainStay VP Indexed Equity Portfolio--The MainStay VP Indexed Equity Portfolio seeks to provide investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500. Using a full replication method, the Portfolio invests in all 500 stocks in the S&P 500 in the same proportion as their representation in the S&P 500. The S&P 500 is an unmanaged index considered representative of the U.S. stock market. The MainStay VP Indexed Equity Portfolio is neither sponsored by or affiliated with the S&P 500.

     Alger American Small Capitalization Portfolio--Alger American Small Capitalization Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P Small Cap 600 Index, updated quarterly. Both indexes are broad indexes of small capitalization stocks. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside this combined range and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

     The Calvert Socially Responsible Portfolio--The Calvert Socially Responsible Portfolio seeks to achieve a total return above the rate of inflation through an actively managed nondiversified portfolio of common and preferred stocks, bonds and money market instruments that offer income and capital growth opportunity and that satisfy the social concern criteria established for this Portfolio.

     The Fidelity VIP II: Contrafund Portfolio--The Fidelity VIP II: Contrafund Portfolio seeks long-term capital appreciation. The Portfolio will normally invest in common stock or securities convertible into common stock of companies believed to be undervalued due to an overly pessimistic appraisal by the public. This Portfolio also has the flexibility to invest in any type of security that may produce capital appreciation.

     The Fidelity VIP: Equity-Income Portfolio--The Fidelity VIP: Equity-Income Portfolio seeks reasonable income by investing primarily in income producing equity securities. Its goal is to achieve a yield in excess of the composite yield of the S&P 500. At least 65% of this Portfolio will be invested in income producing common or preferred stock. The remainder will normally be invested in convertible and non-convertible debt obligations.

     The Janus Aspen Balanced Portfolio--The Janus Aspen Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified Portfolio that, under normal circumstances, pursues its objective by investing 40% to 60% of its assets in securities selected primarily for their growth potential and 40% to 60% of its assets in securities selected primarily for their income potential. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stock.

     The Janus Aspen Worldwide Growth Portfolio--The Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It invests in a diversified portfolio of common stocks of foreign and domestic issuers. The Portfolio has the flexibility to invest on a worldwide basis in companies and organizations of any size, regardless of country of organization or place of principal business activity. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even in a single country.

     The Morgan Stanley Emerging Markets Equity Portfolio--The Morgan Stanley Emerging Markets Equity Portfolio seeks long-term capital appreciation by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, sponsored and unsponsored ADR's and other equity securities of emerging market country issuers. Under normal circumstances, at least 65% of the Portfolio's total assets will be invested in emerging market countries in which the Portfolio's investment adviser believes the economies are developing strongly and in which the markets are becoming more sophisticated.

     THERE IS NO ASSURANCE THAT ANY OF THE ELIGIBLE PORTFOLIOS WILL ATTAIN THEIR RESPECTIVE STATED OBJECTIVES.

     You can find additional information concerning the investment objectives and policies of the Eligible Portfolios and the investment advisory services and charges and expenses in the current prospectus for the relevant Funds. These prospectuses are attached at the end of this Prospectus. It is important to read the Funds' prospectuses carefully before you make any decision about your allocation of premiums to an Investment Division.

     The Funds' shares may also be available to certain separate accounts we use to fund our variable annuity policies. This is called "mixed funding." Shares of The Alger American

Fund, the Acacia Fund, Fidelity Investments(R), the Janus Aspen Series and the Morgan Stanley Fund may also be available to separate accounts of insurance companies that are not affiliated with NYLIAC and, in certain instances, to qualified plans. This is called "shared funding." Although we do not anticipate that any difficulties will result from mixed and shared funding, it is possible that differences in tax treatment and other considerations may cause the interests of owners of various contracts participating in the Funds to be in conflict. The Board of Directors/Trustees of each Fund, each Fund's investment advisers, and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. For more information about the risks of mixed and shared funding please refer to the relevant Fund prospectus.

     We render certain services to owners of the Policies in connection with investment of premiums and commitment of cash values to the Investment Divisions, which, in turn, invest in the Eligible Portfolios. These services include, among others, providing information about the Eligible Portfolios. We receive a service fee from the investment advisers or other service providers of some of the Funds in return for providing services of this type. Currently, we
receive service fees at annual rates ranging from      % to      % of the
aggregate net asset value of the shares of the Eligible Portfolios held by the Investment Divisions.

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

     We may add, delete or substitute the Eligible Portfolio shares held by any Investment Division, within certain limits. We may eliminate the shares of any of the Eligible Portfolios and substitute shares of another portfolio of a Fund, or of another registered open-end management investment company or other investment vehicles, if the shares of the Eligible Portfolios are no longer available for investment or, if we decide that investment in an Eligible Portfolio is inappropriate given the purposes of the Separate Account. We will not substitute shares attributable to your interest in an Investment Division until you have been notified of the change, as required by the Investment Company Act of 1940.

     The Separate Account may purchase other securities for other series or classes of policies, or may convert between series or classes of policies based on your request.

     In the future, we may establish additional investment divisions for the Separate Account. Each additional investment division will purchase shares in a new portfolio of a Fund or in another mutual fund. We may establish new investment divisions and/or eliminate one or more Investment Divisions when marketing, tax, investment or other conditions make it appropriate. We may decide whether or not the new investment divisions will be made available to existing policyowners.

     If we make a substitution or change to the Investment Divisions, we may change your Policy to reflect such substitution or change. If we decide it is in the best interests of our policyholders who have voting rights under the Policies, the Separate Account may be (1) operated as management companies under the Investment Company Act of 1940 or managed under the direction of a committee, (2) deregistered under such Act in the event such registration is no longer required, or (3) combined with one or more other separate accounts.

REINVESTMENT

     All dividends and capital gain distributions from Eligible Portfolios are automatically reinvested in shares of the distributing Portfolio at their net asset value on the date they are paid.

THE FIXED ACCOUNT

     You may choose to allocate all or part of your net premiums to the Fixed Account.

INTEREST CREDITED ON AMOUNTS IN THE FIXED ACCOUNT

     We will credit any amounts in the Fixed Account with an interest rate that we determine. We can change this rate periodically. We will set this rate in advance and any new rate we set will become effective on or after the next day. We will credit the entire amount in the Fixed Account with interest at this new interest rate. We may credit different interest rates to loaned and unloaned amounts in the Fixed Account. We guarantee that the interest rate that we credit on amounts in the Fixed Account will never be less than an effective annual rate of 4%.

ASSETS IN THE FIXED ACCOUNT

     The Fixed Account is supported by the assets in our general account, which includes all of our assets except those assets specifically allocated to separate accounts. These assets are subject to the claims of our general creditors. We may invest the assets of the Fixed Account however we choose, within limits. Your interest in the Fixed Account is not registered under the Securities Act of 1933, and the Fixed Account is not registered as an investment company under the Investment Company Act of 1940. Therefore, the Fixed Account and any interests earned in the Fixed Account are generally not subject to these statutes. The staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account. These disclosures regarding the Fixed Account may, however, be subject to certain applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

TRANSFERS BETWEEN INVESTMENT DIVISIONS AND/OR THE FIXED ACCOUNT

     You may transfer all or part of the cash value of your Policy (1) from the Fixed Account to the Investment Divisions of the Separate Account, (2) from the Investment Divisions of the Separate Account to the Fixed Account, or (3) between the Investment Divisions in the Separate Account.

     You may request a transfer, under the following conditions:

     -- Maximum Transfer--There is no limit on the amount you may transfer from one Investment Division to another Investment Division or to the Fixed Account. The maximum amount you may transfer from the Fixed Account to the Investment Divisions during any Policy Year is 10% of the amount in the Fixed Account at the beginning of the Policy Year.

     -- Minimum Transfer--The minimum amount that you may transfer from the Investment Divisions or the Fixed Account is the lesser of (i) $500 or
        (ii) the total amount in the Investment Divisions or the Fixed Account.

     -- Minimum Remaining Value--If a transfer will cause the amount you have in the Investment Divisions or the Fixed Account to be less than $500, we will transfer the entire amount in the Investment Divisions and/or the Fixed Account you have chosen.

     -- Number of Transfers--You may make an unlimited number of transfers from the Investment Divisions of the Separate Account to the Fixed Account within the first two Policy Years. We may limit this type of transfer after the first two Policy Years. You may make an unlimited number of transfers between Investment Divisions each Policy Year. You may make an unlimited number of transfers from the Fixed Account to the Investment Divisions each Policy Year.

     -- Transfer Charge--We may impose a charge up to $30 per transfer for each transfer after the first twelve in any Policy Year. We will not count any transfer made in connection with the Dollar Cost Averaging, Automatic Asset Reallocation and Interest Sweep Options as a transfer toward the twelve transfer limit.

REQUESTING A TRANSFER:

     You can request a transfer in two ways:

     -- submit your request in writing on a form we approve to Variable Product
        Services; or

     -- telephone a service representative at 800-598-2019 on business days between the hours of 8:00 a.m. and 4:00 p.m. (Eastern Time).

     We will use reasonable procedures to make sure that the instructions we receive through the telephone are genuine. Before a service representative accepts any request, he or she will ask the caller for the caller's social security number and address. We will also record all calls. We are not responsible for any loss, cost or expense for any actions we take based on telephone instructions we believe are genuine.

DOLLAR COST AVERAGING

     Dollar Cost Averaging is a systematic method of investing which allows you to purchase shares of the Investment Divisions at regular intervals in fixed dollar amounts so that the cost of your shares is averaged over time and over various market cycles. The main objective of Dollar Cost Averaging is to achieve an average cost per share that is lower than the average price per share in a fluctuating market. Since the same dollar amount is transferred to a given Investment Division on each transfer, more units are purchased in an Investment Division if the value per unit is low and fewer units are purchased if the value per unit is high. Therefore, a lower than average cost per unit will be achieved if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, more units are sold in an Investment Division if the value per unit is low and fewer units are sold if the value per unit is high. Dollar Cost Averaging does not assure growth or protect against a loss in declining markets.

     If you decide to use the Dollar Cost Averaging feature, we will ask you to specify:

     -- the dollar amount you want to have transferred (minimum transfer: $100);

     -- the Investment Division you want to transfer money from;

     -- the Investment Divisions and/or Fixed Account you want to transfer money to;

     -- the date on which you want the transfers to be made, within limits; and

     -- how often you would like the transfers made, either monthly, quarterly, semi-annually or annually.

     You are not allowed to make Dollar Cost Averaging transfers from the Fixed Account, but you can make Dollar Cost Averaging transfers into the Fixed Account.

     We will make all Dollar Cost Averaging transfers on the date you specify, or on the next business day. You may specify any day of the month with the exception of the 29th, 30th or 31st of a month. We will not process a Dollar Cost Averaging transfer, unless we have received a written request at Variable Product Services. We must receive this request at least one week before the date Dollar Cost Averaging transfers are scheduled to begin.

     The minimum cash value required to elect this option is $5,000. We will automatically suspend this feature if the cash value is less than $4,500 on a transfer date. Once the cash value equals or exceeds this amount, the Dollar Cost Averaging transfers will automatically resume as scheduled.

     You may cancel the Dollar Cost Averaging option at any time by written request. You may not elect Dollar Cost Averaging if you have chosen Automatic Asset Reallocation. However, you have the option of alternating between these two Policy features.

AUTOMATIC ASSET REALLOCATION

     If you choose the Automatic Asset Reallocation feature, we will automatically reallocate your assets among the Investment Divisions in order to maintain a pre-determined percentage invested in the Investment Division(s) you have selected. For example, you could specify that 50% of the amount you have in the Separate Account be allocated to a particular Investment Division and the other 50% be allocated to another Investment Division. Over time, the variations in each of these Investment Division's investment results would cause this balance to shift. If you elect the Automatic Asset Reallocation feature, we will automatically reallocate the amounts you have in the Separate Account among the various Investment Divisions so that they are invested in the percentages you specify.

     You may choose to schedule the reallocations quarterly, semi-annually or annually. You may not choose to have your investments reallocated on a monthly basis. The minimum amount you must have in the Separate Account in order to elect this option is $5,000. We will automatically suspend this feature if the cash value is less than $4,500 on a reallocation date. Once the cash value equals or exceeds this amount, Automatic Asset Reallocation will automatically resume as scheduled. There is no minimum amount which you must allocate among the Investment Divisions under this feature.

     You may cancel the Automatic Asset Reallocation feature at any time by written request. You may not elect Automatic Asset Reallocation if you have chosen Dollar Cost Averaging. However, you have the option of alternating between these two Policy features.

INTEREST SWEEP

     You may instruct us to periodically transfer the interest earned in the Fixed Account into the Investment Division(s) you specify. This automatic process is called Interest Sweep. If You choose the Interest Sweep feature, we will ask you to specify:

     -- the date you want this feature to start;

     -- the percentages you want to be transferred to each Investment Division;
        and

     -- how often you want us to make these transfers monthly, quarterly, semi-annually or annually.

     We will begin to make Interest Sweep transfers if the amount in the Fixed Account is at least $5,000. You may specify any date that you want us to make these automatic transfers, with the exception of the 29th, 30th or 31st of a month.

     You may not choose the Interest Sweep feature if you have instructed us to allocate any part of your Policy expenses to the Fixed Account. If you want to elect the Interest Sweep feature and you want to allocate your expenses, you must allocate your expenses to the MainStay VP Cash Management Investment Division.

     You may request Interest Sweep in addition to either the Dollar Cost Averaging or Automatic Asset Reallocation features. If an Interest Sweep transfer is scheduled for the same day as a Dollar Cost Averaging or Automatic Asset Reallocation transfer, we will process the Interest Sweep transfer first.

     If an Interest Sweep transfer would cause more than 10% of the amount you have in the Fixed Account at the beginning of the Policy Year to be transferred from the Fixed Account, we will not process the transfer and we will suspend the Interest Sweep feature. If the amount you have in the Fixed Account is less than $4,500, we will automatically suspend this feature. Once the amount you have in the Fixed Account equals or exceeds this amount, the Interest Sweep feature will automatically resume as scheduled. You may cancel the Interest Sweep feature at any time by written request.

                             DEDUCTIONS AND CHARGES

     We assess certain charges and deductions from your Policy as compensation for providing the Life Insurance Benefit under your Policy, for providing the benefits under any riders, for administering the Policy, for assuming certain risks and for incurring certain expenses in issuing the Policy. Four types of charges are deducted from your Policy:

     -- deductions from premiums,

     -- deductions from cash value,

     -- Separate Account charges, and

     -- Fund charges.

     Additionally, surrender charges may be assessed under certain circumstances. Surrender charges are explained on page 21. All other charges are described below.
                       SUMMARY OF DEDUCTIONS AND CHARGES

                                                      CURRENT                     GUARANTEED
                                              ------------------------    --------------------------
  DEDUCTIONS FROM PREMIUMS
    Sales Expense Charge
      Policy Years 1-10                       8% up to Target Premium     9% up to Target Premium
                                              4% over Target Premium      6.5% over Target Premium
      Policy Years 11+                        4% up to Target Premium     6.5% of all premiums
                                              0% over Target Premium
    Premium Tax Charge                        2%                          may vary
    Federal Tax Charge
      Non-Qualified Policies                  1.25%                       may vary
      Qualified Policies                      N/A                         N/A
  DEDUCTIONS FROM CASH VALUE
    Monthly Contract Charge
      Policy Year 1                           $59 per month               $62 per month
      Policy Year 2+                          $ 9 per month               $12 per month
    Charges for Cost of Insurance             based on current rates      based on guaranteed rates
    Charge per $1,000 Initial Face Amount
      Policy Years 1-3                        $0.04/$1,000 per month      $0.04/$1,000 per month
                                              (min $10; max $100)         (min $10; max $100)
      Policy Years 4+                         $0                          $0
    Rider Charges                             vary                        vary
  SEPARATE ACCOUNT CHARGES
    Mortality and Expense Risk Charge         .60%*                       .90%*
    Administrative Charge                     .10%*                       .10%*
  FUND CHARGES
    (see chart on page   )                    vary                        vary

 * equivalent to an annual rate of        .

DEDUCTIONS FROM PREMIUMS

     When we receive a premium payment from you, whether planned or unplanned, we will deduct a sales expense charge and a premium tax charge. If your Policy is a Non-Qualified Policy we will also deduct a Federal tax charge.

SALES EXPENSE CHARGE

     We deduct a sales expense charge from each premium you pay to partially cover our expenses for selling the Policy to you. The amount of the sales expense charge in a Policy Year is not necessarily related to our actual expenses for that particular year. To the extent that sales expenses are not covered by the sales expense charge and the surrender charge, they will be recovered from NYLIAC surplus, including any amounts derived from the mortality and expense risk charge, the charge for cost of insurance protection or the charge per $1,000 of initial face amount. The sales expense charge we deduct is a percentage of the premium you pay. This percentage varies depending on whether the total premium you have paid in any given Policy Year is above or below the Target Premium for your Policy.

TARGET PREMIUM

     When your Policy is issued, we determine the initial Target Premium for your Policy. You can find this initial Target Premium on the Policy Data Page of your Policy. If you choose to have a First-to-Die Monthly Deduction Waiver Rider and/or Level First-to-Die Term Rider included in your Policy, we will increase your Target Premium. If you terminate or decrease either of these riders, we will reduce your Target Premium. Also, if you increase or decrease the face amount of your Policy, we will make a corresponding increase or decrease to your Target Premium.

CURRENT SALES EXPENSE CHARGE

     During each of the first ten Policy Years, we currently deduct a sales expense charge of 8% of any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we currently deduct a sales expense charge of 4% from any additional premiums paid in that Policy Year. Beginning in the eleventh Policy Year, we currently deduct a sales expense charge of 4% of any premiums paid up to the Target Premium for a given Policy Year, with no charge for any premiums paid in excess of the Target Premium.

GUARANTEED SALES EXPENSE CHARGE

     We may change the sales expense charge at anytime. During each of the first ten Policy Years, we guarantee that any sales expense charge we deduct will never exceed 9% of any premiums paid up to the Target Premium. Once the Target Premium for that Policy Year has been reached, we will never deduct a sales expense charge of more than 6.5% of any additional premiums paid in that Policy Year. Beginning in the eleventh Policy Year, we guarantee that any sales expense charge will never exceed 6.5% of any premiums paid.

PREMIUM TAX CHARGE

     Some jurisdictions impose a tax on the premiums insurance companies receive from their policyholders. We deduct 2% of each premium payment you make to cover these premium taxes. We may increase the amount we deduct as a premium tax charge to reflect changes in the law. Our right to increase this charge is limited in some jurisdictions by law.

FEDERAL TAX CHARGE

     The Federal government imposes limitations on our ability to deduct certain expenses associated with Non-Qualified Policies. For Non-Qualified Policies, we deduct 1.25% of each premium payment you make to cover the Federal tax that results. We do not deduct this charge from Qualified Policies. We may increase the amount we deduct as a Federal tax charge to reflect changes in the law.

DEDUCTIONS FROM CASH VALUE

     Each month, we will deduct a monthly contract charge, a cost of insurance charge, and a rider charge for the cost of any additional riders. During the first three Policy Years, we will also deduct a charge per $1,000 of the initial face amount of your Policy (not including riders).

     We will deduct these charges from the cash value of your Policy on the Monthly Deduction Day. The first Monthly Deduction Day is the Issue Date of your Policy. Subsequent Monthly Deduction Days occur on each monthly anniversary of your Policy Date. If the Issue Date and the Policy Date of your Policy are different, the charges we deduct on the first Monthly Deduction Day will include the monthly charges we would have deducted on each Monthly Deduction Day from the Policy Date to the Issue Date if we had issued the Policy on the Policy Date.

     You may instruct us on how to deduct these cash value charges from the MainStay VP Cash Management Investment Division and/or the Fixed Account. If you do not provide us with any instructions on how you would like your expenses allocated, or if the values in the MainStay VP Cash Management Investment Division and/or the Fixed Account you have chosen are insufficient to pay these charges, we will deduct these charges from the amount in the Investment Divisions and/or the amount not held as collateral for a loan in the Fixed Account in proportion to these amounts.

MONTHLY CONTRACT CHARGE

     On each Monthly Deduction Day, we will deduct a monthly contract charge to cover our costs for providing certain administrative services including premium collection, record keeping, processing claims and communicating to our policyowners.

CURRENT MONTHLY CONTRACT CHARGE

     Currently, we deduct a monthly contract charge of $59 per month from Policies in their first Policy Year and $9 per month from Policies in later Policy Years.

GUARANTEED MONTHLY CONTRACT CHARGE

     While we may change the monthly contract charge we deduct from your Policy at any time, we guarantee that we will never charge you a monthly contract charge that is more than $62 per month during the first Policy Year and $12 per month in later Policy Years.

CHARGE FOR COST OF INSURANCE PROTECTION

     On each Monthly Deduction Day, we will deduct a charge for cost of insurance protection from the cash value of your Policy. This charge covers the cost of providing Life Insurance Benefits to you.

     The cost of insurance charge is calculated by multiplying the net amount at risk on the Monthly Deduction Day by the monthly cost of insurance rate which applies to the insureds at that time and then adding any applicable flat extra charge. The net amount at risk is based on the difference between the current Life Insurance Benefit of your Policy and the Policy's cash value.

     Your cost of insurance charge will vary from month to month depending upon changes in the net amount at risk.

     The monthly cost of insurance rate we apply to your Policy will be based on our current monthly cost of insurance rates. We may change these rates from time to time. However, the current rates will never be more than the guaranteed maximum rates shown on the Policy Data Page of your Policy. The guaranteed rates are based on the Commissioner's 1980 Standard Ordinary Mortality Tables if the insureds are a standard underwriting class. The guaranteed rates for Policies that insure insureds in substandard underwriting classes are based on different scales. The current monthly cost of insurance rates are based on such factors as the sexes, underwriting classes and issue ages of both insureds and the Policy Year.

CHARGE PER $1,000 OF INITIAL FACE AMOUNT

     During the first three Policy Years, on each Monthly Deduction Day we will deduct a charge of $0.04 per $1,000 of your Policy's initial face amount (not including riders) from your Policy's cash value. However, this charge will always be at least $10 per month and will never be more than $100 per month.

RIDER CHARGES

     On each Monthly Deduction Day, we will deduct charges for any optional rider benefits you have chosen from the cash value of your Policy.

SEPARATE ACCOUNT CHARGES

     In addition to the deductions from premiums and the deductions from cash value, we will also deduct certain charges from the Separate Account's Investment Divisions. These deductions are made on a daily basis.

MORTALITY AND EXPENSE RISK CHARGE

     We deduct a mortality and expense risk charge daily from each Investment Division to cover our mortality and expense risk. We assume a mortality risk that the group of lives we have insured under our Policies will not live as long as we expected. In addition, we assume an expense risk that the cost of issuing and administering the policies we have sold will be greater than we estimated. We may use any profit derived from this charge for any lawful purpose, including any distribution expenses not covered by the sales expense charge.

CURRENT MORTALITY AND EXPENSE RISK CHARGE

     We currently deduct a daily mortality and expense risk charge that is equivalent to an annual rate of .60% of the average daily net asset value of the Separate Account.

GUARANTEED MORTALITY AND EXPENSE RISK CHARGE

     While we may change the mortality and expense risk charge we deduct, we guarantee that this charge will never be more than an annual rate of .90% of the average daily net asset value of each Investment Division.

ADMINISTRATIVE CHARGE

     We deduct an administrative charge daily from each Investment Division to cover the cost of providing administrative Policy services. We deduct a daily administrative charge equivalent to an annual rate of .10% of the average daily net asset value of the Separate Account to cover these costs. This charge is designed not to produce a profit and is guaranteed not to increase.

OTHER CHARGES FOR FEDERAL INCOME TAXES

     We do not currently deduct any charges from the Investment Divisions for Federal income taxes attributable to them. We may choose to deduct such a charge in the future in order to provide for any future income tax liability of the Investment Divisions.

FUND CHARGES

     Each Investment Division of the Separate Account purchases shares of the corresponding Portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the Policy, and they may vary from year to year. These fees and expenses are described in the Funds' Prospectuses. The following chart reflects 1997 fees and charges:

                                                           MAINSTAY                                 MAINSTAY VP
                                            MAINSTAY VP       VP                       MAINSTAY      HIGH YIELD      MAINSTAY VP
                                              CAPITAL        CASH      MAINSTAY VP        VP         CORPORATE      INTERNATIONAL
                                            APPRECIATION  MANAGEMENT   CONVERTIBLE    GOVERNMENT        BOND           EQUITY
                                            ------------  ----------  --------------  ----------  ----------------  -------------
FUND ANNUAL EXPENSES AFTER REIMBURSEMENT
  (as a % of average net assets)
  Advisory Fees............................         %            %             %             %              %               %
  Administration Fees......................         %            %             %             %              %               %
  Other Expenses...........................         %            %             %(a)          %              %(a)            %(a)
  Total Fund Annual Expenses...............         %            %             %(a)          %              %(a)            %(a)


                                             MAINSTAY VP
                                                TOTAL     MAINSTAY VP   MAINSTAY VP
                                               RETURN        VALUE          BOND
                                             -----------  -----------  --------------
FUND ANNUAL EXPENSES AFTER REIMBURSEMENT
  (as a % of average net assets)
  Advisory Fees............................         %            %              %
  Administration Fees......................         %            %              %
  Other Expenses...........................         %            %(a)           %
  Total Fund Annual Expenses...............         %            %(a)           %

                                                           MAINSTAY
                                            MAINSTAY VP       VP      ALGER AMERICAN   CALVERT                      FIDELITY VIP:
                                               GROWTH      INDEXED        SMALL        SOCIALLY   FIDELITY VIP II:     EQUITY-
                                               EQUITY       EQUITY    CAPITALIZATION  RESPONSIBLE    CONTRAFUND        INCOME
                                            ------------  ----------  --------------  ----------  ----------------  -------------
FUND ANNUAL EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average account value)
  Advisory Fees............................         %            %             %             %(b)           %               %
  Administration Fees......................         %            %            --            --             --              --
  Other Expenses...........................         %            %             %             %(b)           %               %
  Total Fund Annual Expenses...............         %            %             %             %(b)           %(c)            %(c)


                                                          JANUS ASPEN  MORGAN STANLEY
                                             JANUS ASPEN   WORLDWIDE      EMERGING
                                              BALANCED      GROWTH     MARKETS EQUITY
                                             -----------  -----------  --------------
FUND ANNUAL EXPENSES AFTER
  REIMBURSEMENT
  (as a % of average account value)
  Advisory Fees............................         %            %              %
  Administration Fees......................        --           --              %
  Other Expenses...........................         %            %              %
  Total Fund Annual Expenses...............         %(d)         %(d)           %(e)

------------
(a) An expense reimbursement agreement which limited "Other Expenses" to 0.17% annually was in effect until December 31, 1997. "Other Expenses" and "Total Fund Annual Expenses" have been restated to reflect values as if this limitation were not in effect during 1997.
(b) The "Advisory Fee" includes a performance adjustment which could cause the fee to be as high as 0.85% or as low as 0.55%, depending on performance. "Other Expenses" reflect an indirect fee of 0.03%. "Total Fund Annual
    Expenses" after reductions for fees paid indirectly would have been    %.
(c) A portion of the brokerage commissions that these Portfolios pay was used to reduce the Portfolios' annual expenses. In addition, these Portfolios have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the "Total Fund Annual
    Expenses" would have been    % for the Fidelity VIP II: Contrafund Portfolio
    and    % for the Fidelity VIP: Equity-Income Portfolio.
(d) Janus Capital Corporation ("JCC") has agreed to reduce the advisory fee for each Portfolio to the extent that such fee exceeds the effective rate of the Janus retail Fund corresponding to such Portfolio. JCC may terminate this fee reduction at any time upon 90 days' notice to the Board of Trustees of the Janus Aspen Series. Absent such reductions, "Advisory Fees" and "Total Fund Annual Expenses" for the fiscal year ended December 31, 1997 would have
    been     % and     %, respectively, for the Janus Aspen Balanced Portfolio
    and    % and    %, respectively, for the Janus Aspen Worldwide Growth
    Portfolio.
(e) Morgan Stanley Asset Management Inc. has agreed to a reduction in its management fees and to reimburse the Portfolio if such fees would cause the "Total Fund Annual Expenses" to exceed 1.75% of average daily net assets. Absent such reductions, it is estimated that "Advisory Fees" and "Total Fund
    Annual Expenses" would be    % and    %, respectively.

                                POLICY PROCEEDS

BENEFICIARY

     The beneficiary is the person(s) or entity(ies) you have specified on our records to receive insurance proceeds from your Policy.

     -- You name the beneficiary when you apply for the Policy.

     -- The beneficiary receives insurance proceeds after the last surviving insured dies, or if there is a Level First-to-Die Term Rider, after either insured dies.

     -- You may elect to have different classes of beneficiaries, such as primary and secondary, where these classes determine the order of payment. You may have more than one beneficiary in a class.

     -- You may name a different beneficiary to receive benefits under a Level
        First-to-Die Term Rider than the beneficiary you name to receive benefits under your base Policy.

     -- You may change the beneficiary while at least one insured is living, by writing to Variable Product Services (or another address we indicate to you in writing). Generally, the change will take effect on the date you sign the request.

     -- If no beneficiary is living when the last surviving insured dies, we will pay the Policy Proceeds to you or if you are deceased, to your estate, unless you tell us to do otherwise.

WHEN WE PAY PROCEEDS

     If your Policy is still in effect, we will pay any cash surrender value, loan proceeds, or the Policy Proceeds generally within seven days after we receive all of the necessary requirements at Variable Product Services (or any other address we indicate to you in writing).

Situations where payment of proceeds may be delayed:

     -- We may delay payment of any loan proceeds attributable to the Separate
        Account, any partial withdrawal from the Separate Account, the cash surrender value or the Policy Proceeds during any period that:

          a) we are unable to determine the amount to be paid because the New York Stock Exchange is closed (other than customary weekend and holiday closings); or

          b) the SEC, by order, permits us to delay payment in order to protect our policyowners.

     -- We may delay payment of any portion of any loan or surrender request, including requests for partial withdrawals, from the Fixed Account for up to six months from the date we receive your request.

     -- We may delay payment of the entire Policy Proceeds if we contest the payment. We investigate all death claims that occur within the two year contestable period. Upon receiving the information from a completed investigation we will make a determina-
tion, generally within five days, as to whether the claim should be authorized for payment. Payments are made promptly after authorization.

     We add interest at an annual rate of 3% (or at a higher rate if required by law) if payment of a partial withdrawal or cash surrender value is delayed for 30 days or more.

     We add interest to Policy Proceeds from the date of death to the date of payment at the same rate as is paid under the Interest Payment Option.

PAYMENT OPTIONS

     We will pay your Policy Proceeds in one sum unless you choose otherwise. There are three payment options you may choose from: an Interest Accumulation Option, an Interest Payment Option, and a Life Income Option. If any payment under these options is less than $100, we may pay any unpaid amount or present value in one sum.

     Any Policy Proceeds paid in one sum will be paid in cash and bear interest compounded each year from the last surviving insured's death to the date of payment. We set the interest rate each year. This rate will be at least 3% per year (or a higher rate if required by law).

     -- Interest Accumulation Option (Option 1A)
        Under this option, the portion of the Policy Proceeds you choose to keep with us will bear interest each year. You may make withdrawals from this amount at any time in sums of $100 or more. We will pay interest on the sum withdrawn up to the date of the withdrawal.

     -- Interest Payment Option (Option 1B)
        Under this option, we will pay interest on all or part of the Policy Proceeds you choose to keep with us. You elect the frequency of the interest payments we make: once each month, every three months, every six months or each year.

     -- Life Income Option (Option 2)
        Under this option, we make equal monthly payments during the lifetime of the payee or payees. We determine the amount of the monthly payment by applying the Policy Proceeds to the purchase of a corresponding single premium life annuity policy, which is issued when the first payment is due.

        Payments remain the same and are guaranteed for ten years, even if the specified payee dies sooner.

        Payments are based on an adjusted annuity premium rate in effect at the time the annuity policy is issued. This rate will not be less than the corresponding minimum amount shown in the Option 2 table found in your Policy. These minimum amounts are based on the 1983 Table "a" with Projection Scale G and with interest compounded each year at 3%.

        If you ask us, we will send you a statement of the minimum amount due with respect to each monthly payment in writing. The minimum is based on the sex and adjusted age of the payee(s). To find the adjusted age in the year the first payment is due, we increase or decrease the payee's age at that time, as follows:

1998-2005       2006-2015       2016-2025       2026-2035       2036 AND LATER
----------      ----------      ----------      ----------      ---------------
    +1              0               -1              -2                -3

Electing or changing a payment option:

     While at least one of the insureds is living, you can elect or change your payment option. You can also elect or change one or more of the beneficiaries who will be the payee(s) under that option.

     After the last surviving insured dies, any person who is entitled to receive Policy Proceeds in one sum (other than an assignee) can elect a payment option and name payees. The person who elects a payment option can also name one or more successor payees to receive any amount remaining at the death of the payees. Naming these payees cancels any prior choice of successor payees. A payee who did not elect the payment option has the right to advance or assign payments, take the payments in one sum, change the payment option, or make any other change, only if the person who elects the payment option notifies us in writing and we agree.

PAYEES

     You can only name individuals who are able to receive payments on their own behalf as payees or successor payees, unless we agree otherwise. We may require proof of the age of the payee or proof that the payee is living. If we still have an unpaid amount, or there are some payments which still need to be made when the last surviving payee dies, we will pay the unpaid amount with interest to the date of payment, or pay the present value of the remaining payments, to that payee's estate. We will make this payment in one sum. The present value of the remaining payments is based on the interest rate used to compute them, and is always less than their sum.

                          ADDITIONAL POLICY PROVISIONS

LIMITS ON OUR RIGHTS TO CHALLENGE YOUR POLICY

     Generally, we must bring any legal action contesting the validity of your Policy within two years of the Issue Date, including any action taken to contest a face increase as a result of a change in the Life Insurance Benefit Option. For any increase(s) in face amount other than one due to a change in the Life Insurance Benefit Option, this two year period begins on the effective date of the increase. Unless one or both insureds die during the two year period, we can only contest the validity of your Policy after this period if you fail to pay premiums.

SUICIDE

     While your Policy is in effect:

     -- If the death of the first insured who dies is a result of suicide within two years of the Issue Date, your Policy will continue to be in effect on the last surviving insured.

     -- If the suicide of both insureds at the same time, or of the last surviving insured occurs within two years of the Issue Date, we will pay a limited life insurance benefit in one sum to the beneficiary. The limited life insurance benefit is the total amount of premiums, less any outstanding loans (including accrued loan interest) and/or amounts withdrawn. If the suicide(s) occurs within two years of the effective date of a face amount increase, we will also pay the limited life insurance benefit, or, if the limited life insurance benefit is not payable, the monthly deductions from cash value made for that increase.

MISSTATEMENT OF AGE OR SEX

     If either or both of the insured's age or sex is misstated in the Policy application, we will adjust the cash value, the cash surrender value, and the Life Insurance Benefit to reflect the correct ages and sexes. We will adjust the Life Insurance Benefit provided by your Policy based on the most recent mortality charge for the correct dates of birth or correct sexes.

ASSIGNMENT

     You may assign a Non-Qualified Policy as collateral for a loan or other obligation. In order for this assignment to be binding on us, we must receive a signed copy of it at Variable Product Services (or any other location we indicate to you in writing). We are not responsible for the validity of any assignment. If your Policy is a modified endowment contract, assigning your policy may result in taxable income to you. For more information, please read FEDERAL INCOME TAX CONSIDERATIONS on page 54. You may not assign Qualified Policies.
                                   FREE LOOK

     You have a right to cancel your Policy, within certain limits. Under the free look provision of your Policy, you generally have twenty days after you receive your Policy to return the Policy to us and receive a refund. You may cancel increases in the face amount of your Policy under the same time limits.

     If you cancel your Policy, we will pay you the greater of your Policy's cash value on the date you return the Policy or the total premium payments you have made, less any loans and any partial withdrawals you have taken. We will allocate premium payments you make during the free look period to the MainStay VP Cash Management Investment Division until the end of the free look period, as stated in your Policy.

     If you cancel an increase in face amount of your Policy, we will refund the premium payments you have paid in excess of the planned premiums which are allocated to the increase in accordance with the surrender charge provision, less any part of the excess premium payments which we have already paid you.

     You may return the Policy to Variable Product Services or you may return it to any of our agency offices or to the registered representative who sold you the Policy.

                               EXCHANGE PRIVILEGE

     During the first two Policy Years if you decide you do not want to own a variable Policy, you may either (1) transfer all of the amounts you have invested in the Investment Divisions to the Fixed Account of your Policy or (2) exchange your Policy for a new fixed premium survivorship permanent plan of life insurance that we (or one of our affiliates) offer for this purpose. The new policy will have the same policy date, issue age, risk classification and initial face amount as your original Policy, but will not offer variable investment options such as the Investment Divisions.

     In order to exchange your Policy:

     -- your Policy must be in effect on the date of the exchange;

     -- you must repay any unpaid loan (including any accrued loan interest);
        and

     -- you must submit a proper written request.

     We will process your request for an exchange on the later of: (a) the date you send in your written request along with your Policy or (b) the date we receive the necessary payment for your exchange at Variable Product Services (or any other location we indicate to you in writing). The exchange will be effective on the later of these two dates. We will require you to make any adjustment to the premiums and cash values of your Policy and the new policy, if necessary.

     When you exchange your Policy, all riders and benefits on that Policy will end, unless required by law. The new policy will have the same issue date, issue ages, and risk classifications as your original Policy.

     You have rights during the first two years after any increase in the face amount of your Policy. During this two year period, the maximum amount you may request as a transfer from the Separate Account to the Fixed Account is the lesser of the premium payments you made after you increased your Policy's face amount which are attributable to the increase in face amount or the amount in the Separate Account.

              ADDITIONAL PROVISIONS REGARDING THE SEPARATE ACCOUNT

YOUR VOTING RIGHTS

     We will vote the shares that the Investment Divisions of the Separate Account hold in the Funds at any regular and special shareholder meetings of the Funds. We will vote these shares according to the instructions we receive from our policyholders who have invested their premiums in Investment Divisions that invest in the Fund. However, if the law changes to allow us to vote the shares in our own right, we may decide to do so.

     While your Policy is in effect, you hold a voting interest in each Investment Division that you have amounts invested in. The number of votes you are entitled to will be determined by dividing the amount you have invested in an Investment Division by the net asset value per unit for the Eligible Portfolio underlying that Investment Division.

     We will determine the number of votes you are entitled to on the date established by the underlying Fund for determining shareholders that are eligible to vote at the meeting of the relevant Fund. We will send you written voting instructions prior to the meeting according to the procedures established by the Fund. We will send proxy material, reports and other materials relating to the Fund to each person having a voting interest.

     We will vote the Fund shares for which we do not receive timely instructions in the same proportion as the shares for which we receive voting instructions in a timely manner. Voting instructions to abstain from voting on an item will be used to reduce the number of votes eligible to be cast.

OUR RIGHTS

     We may take certain actions relating to our operations and the operations of the Separate Account. We will take these actions in accordance with applicable laws (including obtaining any required approval of the SEC and any other required regulatory approvals). If necessary, we will seek approval by our policyowners.

     Specifically, we reserve the right to:

     -- add or remove any Investment Division;

     -- create new separate accounts;

     -- combine the Separate Account with one or more other separate accounts;

     -- operate the Separate Account as a management investment company under the Investment Company Act of 1940 or in any other form permitted by law;

     -- deregister the Separate Account under the Investment Company Act of
        1940;

     -- manage the Separate Account under the direction of a committee or discharge such committee at any time;

     -- transfer the assets of the Separate Account to one or more other separate accounts; and

     -- restrict or eliminate any of the voting rights of policyowners or other persons who have voting rights as to the Separate Account.

     We may also change the name of the Separate Account.

     We have reserved all rights to the name of New York Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use our name or part of it, but we may also withdraw this right.

                       FEDERAL INCOME TAX CONSIDERATIONS

OUR INTENT

     Our intent in the discussion in this section is to provide general information about Federal income tax considerations related to the Policies. This is not an exhaustive discussion of all tax questions that might arise under the Policies. This discussion is not intended to be tax advice for you. Tax results may vary according to your particular circumstances, and you may need tax advice in connection with the purchase or use of your Policy.

     The discussion in this section is based on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). We have not included any information about applicable state or other tax laws. Further, you should note that tax law changes from time to time. We do not know whether the treatment of life insurance policies under Federal income tax or estate or gift tax laws will continue. Future legislation could adversely affect the tax treatment of life insurance policies. You should consult a tax advisor for information on the tax treatment of the Policies, for the tax treatment under the laws of your state, or for information on the impact of future changes in tax law.

     The ultimate effect of Federal income taxes on values under the Policy and on the economic benefit to you or the beneficiary depends upon NYLIAC's tax status, upon the terms of the Policy and upon your circumstances.

TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

     NYLIAC is taxed as a life insurance company under Subchapter L of the Internal Revenue Code. The Separate Account is not a separate taxable entity from NYLIAC and we take its operations into account in determining NYLIAC's income tax liability. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining Policy cash values and are automatically applied to increase the book reserves associated with the Policies. Under existing Federal income tax law, neither the investment income nor any net capital gains of the Separate Account, are taxed to NYLIAC to the extent those items are applied to increase reserves associated with the Policies.

CHARGES FOR TAXES

     We impose a Federal tax charge on Non-Qualified Policies equal to 1.25% of premiums received under the Policy to compensate us for taxes we have to pay under Section 848 of the Internal Revenue Code in connection with our receipt of premiums under Non-Qualified Policies. No other charge is currently made to the Separate Account for our Federal income taxes that may be attributable to the Separate Account. In the future, we may impose a charge for our Federal income taxes that are attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account, we may impose a charge for the Policy's share of NYLIAC's Federal income taxes attributable to the Fixed Account.

     Under current laws, we may incur state or local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the Policies.

DIVERSIFICATION STANDARDS AND CONTROL ISSUES

     In addition to other requirements imposed by the Internal Revenue Code, a Policy will qualify as life insurance under the Internal Revenue Code only if the diversification requirements of Internal Revenue Code Section 817(h) are satisfied by the Separate Account. We intend for the Separate Account to comply with Internal Revenue Code Section 817(h) and related regulations. To satisfy these diversification standards, the regulations generally require that on the last day of each calendar quarter, no more than 55% of the value of a Separate Account's assets can be represented by any one investment, no more than 70% can be represented by any two investments, no more than 80% can be represented by any three investments, and no more than 90% can be represented by any four investments. For purposes of these rules, all securities of the same issuer generally are treated as a single investment, but each U.S. Government agency or instrumentality is treated as a separate issuer. Under a "look through" rule, we are able to meet the diversification requirements by looking through the Separate Account to the underlying Eligible Portfolio. Each of the Funds have committed to us that the Eligible Portfolios will meet the diversification requirements.

     The Internal Revenue Service has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if he or she possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policyowner's gross income. In connection with its issuance of temporary regulations under Internal Revenue Code Section 817(h) in 1986, the Treasury Department announced that such temporary regulations did not provide guidance concerning the extent to which policyowners could be permitted to direct their investments to particular investment divisions of a separate account and that guidance on this issue would be forthcoming. Regulations addressing this issue have not yet been issued or proposed. The ownership rights under your Policy are similar to, but different in certain respects from, those described by the Internal Revenue Service in rulings in which it was determined that policyowners were not owners of separate account assets. For example, you have additional flexibility in allocating premium payments and Policy cash values. These differences could result in your being treated as the owner of your Policy's pro rata portion of the assets of the Separate Account. In addition, we do not know what standards will be set forth, if any, in the regulations or ruling which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your Policy's pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Eligible Portfolios will continue to be available, will be able to operate as currently described in the Fund prospectuses, or that a Fund will not have to change an Eligible Portfolio's investment objective or investment policies.

LIFE INSURANCE STATUS OF POLICY

     We believe that the Policy meets the statutory definition of life insurance under Internal Revenue Code Section 7702 and that you and the beneficiary of your Policy will receive the same Federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, we believe that the Life Insurance Benefit under your Policy will be excludable from the gross income of the beneficiary subject to the terms and conditions of Section 101(a)(1) of the Internal Revenue Code. Pursuant to
Section 101(g) of the Internal Revenue Code, amounts received by the policyowner may also be excludable from the policyowner's gross income when either insured has a terminal illness. (Life insurance benefits under a "modified endowment contract" as discussed below are treated in the same manner as life insurance benefits under life insurance policies that are not so classified.)

     In addition, unless the Policy is a "modified endowment contract," in which case the receipt of any loan under the Policy may result in recognition of income to the policyowner, we believe that the policyowner will not be deemed to be in constructive receipt of the cash values, including increments thereon, under the Policy until proceeds of the Policy are received upon a surrender of the Policy or a partial withdrawal.

     The area of the tax law relating to the definition of life insurance does not explicitly address all of the facts that are relevant for the Policies (including, for example, the treatment of substandard risk policies, policies with term insurance on the Insureds, and certain tax requirements relating to joint survivorship life insurance policies). We reserve the right to make changes to the Policy if we think appropriate to attempt to assure qualification of the Policy as a life insurance contract. If a Policy were determined not to qualify as life insurance, the Policy would not provide the tax advantages normally provided by life insurance.

MODIFIED ENDOWMENT CONTRACT STATUS

     Internal Revenue Code Section 7702A defines a class of life insurance policies referred to as modified endowment contracts. Under this provision, the policies will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance policies, as described below. Taxation of pre-death distributions from policies that are classified as modified endowment contracts and that are entered into on or after June 21, 1988 is somewhat different, as described below.

     A life insurance policy becomes a "modified endowment contract" if, at any time during the first seven years, the sum of actual premiums paid exceeds the sum of the "seven-pay premium." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. For example, if the "seven-pay premiums" were $1,000, the maximum premiums that could be paid during the first seven years to avoid "modified endowment" treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a policy may or may not be a modified endowment contract, depending on the amount of premiums paid during each of the policy's first seven years. A policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the 7-pay test.

     Certain changes in the terms of a policy including a reduction in life insurance benefits will require a policy to be retested to determine whether the change has caused the policy to become a modified endowment contract. In addition, if a "material change" occurs at any time while the policy is in force, a new 7-pay test period will start and the policy will need to be retested to determine whether it continues to meet the 7-pay test. A "material change" generally includes increases in life insurance benefits, but does not include an increase in life insurance benefits which is attributable to the payment of premiums necessary to fund the lowest level of life insurance benefits payable during the first seven policy years, or which is attributable to the crediting of interest with respect to such premiums.

     Because the Policy provides for flexible premiums, NYLIAC has instituted procedures to monitor whether increases in Life Insurance Benefits or additional premiums cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premiums will be considered in these determinations.

     If a Policy fails the 7-pay test, all distributions (including loans) occurring in the policy year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision also applies to loans and distributions that are received in anticipation of failing the 7-pay test. Under the Internal Revenue Code, any distribution or loan made within two Policy Years prior to the date that a Policy fails the 7-pay test is considered to have been made in anticipation of the failure.

POLICY SURRENDERS AND PARTIAL WITHDRAWALS

     Upon a full surrender of a Policy for its cash surrender value, you will recognize ordinary income for Federal tax purposes to the extent that the cash surrender value exceeds the investment in your Policy (the total of all premiums paid but not previously recovered plus any other consideration paid for the Policy). The tax consequences of a partial withdrawal from your Policy will depend upon whether the partial withdrawal results in a reduction of future benefits under your Policy and whether your Policy is a modified endowment contract.

     If your Policy is not a modified endowment contract, the general rule is that a partial withdrawal from a policy is taxable only to the extent that it exceeds the total investment in the policy. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first fifteen years after a policy is issued and there is a cash distribution associated with that reduction. In such a case, the Internal Revenue Code prescribes a formula under which you may be taxed on all or a part of the amount distributed. After fifteen years, cash distributions from a policy that is not a modified endowment contract will not be subject to Federal income tax, except to the extent they exceed the total investment in the policy. We suggest that you consult with a tax advisor in advance of a proposed decrease in face amount or a partial withdrawal. In addition, any amounts distributed under a "modified endowment contract" (including proceeds of any loan) are taxable to the extent of any accumulated income in the policy. In general, the amount that may be subject to tax is the excess of the cash value (both loaned and unloaned) over the previously unrecovered premiums paid.

     For purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the Internal Revenue Code requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

     If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a policy surrender, a partial withdrawal or a loan), it may also be subject to a 10% penalty tax under Internal Revenue Code
Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individuals who own policies. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer's becoming disabled; or (iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.

POLICY LOANS AND INTEREST DEDUCTIONS

     We believe that under current law any loan received under your Policy will be treated as policy debt to you and that, unless your Policy is a modified endowment contract, no part of any loan under your Policy will constitute income to you. If your Policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the Policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10% tax.

     Internal Revenue Code Section 264 imposes stringent limitations on the deduction of interest paid or accrued on loans in connection with a policy. In addition, under the "personal" interest limitation provisions of Internal Revenue Code Section 163, no deduction is allowed for interest on any policy loan if the proceeds are used for personal purposes, even if the policy and loan otherwise meet the requirements of Internal Revenue Code Section 264. The limitations on deductibility of personal interest may not apply to disallow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. We suggest consultation with a tax advisor for further guidance.

CORPORATE OWNERS

     If you are a corporation, ownership of a Policy may affect your exposure to the corporate alternative minimum tax. If you intend to use the Policies to fund deferred compensation arrangements, you should consider the tax consequences of these arrangements. You should consult your tax advisors on these matters.

EXCHANGES OR ASSIGNMENTS OF POLICIES

     If you change the policyowner or exchange or assign your Policy it may have significant tax consequences depending on the circumstances. For example, an assignment or exchange of the Policy may result in taxable income to you. Further, Internal Revenue Code Section 101(a) provides, subject to certain exceptions, that where a policy has been transferred for value, only the portion of the life insurance benefit which is equal to the total consideration paid for the policy may be excluded from gross income. For complete information with respect to Policy assignments and exchanges, a qualified tax advisor should be consulted.

REASONABLENESS REQUIREMENT FOR CHARGES

     Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a policy qualifies as life insurance for Federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department has issued proposed regulations and is expected to promulgate temporary or final regulations governing reasonableness standards for mortality charges. Under the proposed regulations, the standards applicable to joint survivor life insurance policies are not entirely clear. While we believe under Internal Revenue Service pronouncements currently in effect that the mortality costs and other expenses used in making calculations to determine whether your Policy qualifies as life insurance meet the current requirements, we cannot assure you that the Internal Revenue Service would necessarily agree. It is possible that future regulations will contain standards that would require us to modify the mortality charges used for the purposes of the calculations in order to retain the qualification of your Policy as life insurance for Federal income tax purposes, and we reserve the right to make any such modifications.

LIVING BENEFITS RIDER (AKA ACCELERATED BENEFITS RIDER)

     A Living Benefits Rider is available in connection with the Policy. Amounts received under this rider will generally be excludable from your gross income under Section 101(g) of the Internal Revenue Code. The exclusion from gross income will not apply, however, if you are not one of the insureds or if you do not have an insurable interest in the life of the surviving insured either because the surviving insured is your director, officer or employee or because the surviving insured has a financial interest in a business of yours.

     In some cases, there may be a question as to whether a life insurance Policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of "life insurance contract" under the Internal Revenue Code. We reserve the right to (but we are not obligated to) modify the rider to conform with requirements the Internal Revenue Service may promulgate.

POLICY SPLIT OPTION

     This option permits a Policy to be split into two individual policies. A Policy split could have adverse tax consequences. The Internal Revenue Service has ruled privately that where the insured or insureds of an insurance policy that is exchanged for a new policy are not identical to the insured or insureds of the new policy, the exchange is taxable.

STEP PROGRAM

     The Severance Trust Executive Program ("STEP") is an employee welfare benefit plan that provides severance benefits and life insurance coverage through a ten-or-more employer trust as described in Section 419A(f)(6) of the Internal Revenue Code. The tax consequences of participating in a STEP trust are uncertain under current law. There is a reasonable possibility that contributions to the STEP trust may not be deductible for income tax purposes. Moreover, there is at least some risk that an employee or owner may be viewed by the Internal Revenue Service as receiving gross income in the year contributions are made to the STEP trust. Prospective participants should have their own qualified advisors review the legal and actuarial opinions applicable to the STEP Program.

OTHER TAX ISSUES

     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each policyowner or beneficiary.

QUALIFIED PLANS

     The Policies may be used with qualified plans. The tax rules applicable to participants and beneficiaries in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions (including special rules for certain lump sum distributions to individuals who attained the age of 50 by January 1, 1986). Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1/2 (subject to certain exceptions), distributions that do not conform to specified minimum distribution rules, and in certain other circumstances. Therefore, we make no attempt to provide more than general information about use of the Policies with qualified plans. Owners and participants under qualified plans as well as beneficiaries are cautioned that the rights of any person to any benefits under qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Policy issued in connection therewith. Purchasers of Policies for use with any qualified plan should seek competent legal and tax advice regarding the suitability of the Policy therefore.

     STEP Policies are not available as Qualified Policies.

WITHHOLDING

     Under Section 3405 of the Internal Revenue Code, withholding is generally required with respect to certain taxable distributions under insurance policies. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). With respect to non-periodic distributions, the withholding is at a flat rate of 10%. You can elect to have either non-periodic or periodic payments made without withholding except where your tax identification number has not been furnished to us, or where the Internal Revenue Service has notified us that a tax identification number is incorrect.

                                  ABOUT NYLIAC

     New York Life Insurance and Annuity Corporation ("NYLIAC") is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident and health insurance and annuities in the District of Columbia and all states. In addition to the Policies described in this Prospectus, NYLIAC offers other life insurance policies and annuities. NYLIAC's Financial Statements are included herein. NYLIAC's principal business address is 51 Madison Avenue, New York, New York 10010.

     NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"), a mutual life insurance company founded in New York in 1845.
New York Life had total assets amounting to $     billion at the end of 1997,
and is authorized to do business in all states, the District of Columbia and the Commonwealth of Puerto Rico. New York Life has invested in NYLIAC, and will, in order to maintain capital and surplus in accordance with state requirements, occasionally make additional contributions to NYLIAC.

DIRECTORS AND PRINCIPAL OFFICERS OF NYLIAC

DIRECTORS:                     POSITIONS DURING LAST FIVE YEARS:
Seymour Sternberg              Chairman of the Board, Chief Executive Officer and President
                               of New York Life from April 1997 to date; President and Chief
                               Operating Officer of New York Life from October 1995 to April
                               1997; Vice Chairman and President Elect from February 1995 to
                               October 1995; Executive Vice President prior thereto.
                               President of NYLIAC from November 1995 to May 1997.

Jay S. Calhoun, III            Senior Vice President and Treasurer of New York Life from
                               March 1997 to date; Vice President and Treasurer from November
                               1992 to March 1997; Vice President and Associate Treasurer
                               from November 1992 to March 1997; Corporate Vice President prior thereto. Senior Vice President and Treasurer of NYLIAC from May 1997 to date. Vice President and Treasurer of NYLIAC from January 1993 to May 1997.

Richard M. Kernan, Jr          Executive Vice President and Chief Investment Officer of New
                               York Life from March 1991 to date.

Robert D. Rock                 Senior Vice President in charge of the Individual Annuity
                               Department of New York Life from March 1992 to date. Vice
                               President prior thereto. Senior Vice President of NYLIAC from
                               April 1992 to date.

Frederick J. Sievert           Vice Chairman of New York Life from January 1997 to date;
                               Executive Vice President from February 1995 to January 1997;
                               Senior Vice President and Chief Financial Officer--Individual
                               Operations prior thereto. President of NYLIAC from May 1997 to date; Executive Vice President from November 1995 to May 1997;
                               Senior Vice President prior thereto.

Stephen N. Steinig             Senior Vice President and Chief Actuary of New York Life from
                               February 1994 to date; Chief Actuary and Controller prior
                               thereto. Senior Vice President and Chief Actuary of NYLIAC from May 1991 to date.

OFFICERS:                      POSITIONS DURING LAST FIVE YEARS:
Michael G. Gallo               Senior Vice President in charge of the Individual Life
                               Department of New York Life from July 1995 to date; Senior
                               Vice President--Northeastern Agencies from February 1994 to
                               July 1995; Vice President prior thereto. Senior Vice President of NYLIAC from August 1995 to date.

Solomon Goldfinger             Senior Vice President in charge of the Financial Management
                               Department and Chief Financial Officer of New York Life from
                               July 1995 to date; Senior Vice President in charge of the
                               Individual Life Department prior thereto. Senior Vice
                               President of NYLIAC from April 1992 to date.

Jane L. Hamrick                Vice President and Actuary of New York Life from March 1994 to date; Corporate Vice President and Actuary prior thereto. Vice
                               President and Actuary of NYLIAC from April 1994 to date.

Jean E. Hoystradt              Senior Vice President in charge of Investment Department of
                               New York Life from March 1992 to date. Senior Vice President of NYLIAC from April 1992 to date.

Maryann L. Ingenito            Vice President of New York Life from April 1990 to date. Vice
                               President and Controller (Principal Accounting Officer) of
                               NYLIAC from December 1994 to date; Vice President and
                               Assistant Controller prior thereto.

Frank J. Ollari                Senior Vice President in charge of the Mortgage Finance
                               Department of New York Life from October 1989 to date. Senior
                               Vice President of NYLIAC from April 1992 to date.

                              RECORDS AND REPORTS

     All records and accounts relating to the Separate Account and the Fixed Account are maintained by New York Life or NYLIAC. Each year we will mail you a report showing the cash value, cash surrender value and outstanding loans (including accrued loan interest) as of the latest Policy anniversary. This report contains any additional information required by any applicable law or regulation. We will also mail you a report each quarter showing this same information as of the end of the previous quarter.

     Reports and promotional literature may contain the ratings New York Life and NYLIAC have received from independent rating agencies. Both companies are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies: A.M. Best and Moody's Investor's Services Inc. (for financial strength and stability) and Standard and Poor's and Duff & Phelps (for claims paying ability). However, neither New York Life nor NYLIAC guarantees the investment performance of the Investment Divisions.

                           SALES AND OTHER AGREEMENTS

     NYLIFE Distributors Inc., ("NYLIFE Distributors") 51 Madison Avenue, New York, New York 10010, is the principal underwriter and the distributor of the Policies and is an indirect wholly-owned subsidiary of New York Life. The commissions paid to registered representatives of broker-dealers who have entered into dealer agreements with NYLIFE Distributors during a Policy's first Policy Year will not exceed 50% of the premiums paid up to a Policy's Target Premium (8.0% in the second and subsequent Policy Years) plus 3.5% of premiums paid in excess of such amount. Commissions in excess of the percentage payable on renewal premiums are available for premiums paid in connection with most increases in a Policy's face amount. Registered representatives who meet certain productivity standards and/or participate in certain programs may receive additional compensation. From time to time, NYLIFE Distributors may enter into a special arrangement with a broker-dealer, which provides for the payment of higher commissions to such broker-dealer in connection with sales of the Policies. Purchasers of Policies will be informed prior to purchase of any applicable special arrangement.

                               LEGAL PROCEEDINGS

     In 1995, NYLIAC and New York Life settled a class action related to the sale of whole life and universal life insurance policies from 1982 through 1994. In entering into the settlement, NYLIAC and New York Life specifically denied any wrongdoing. The settlement was approved and upheld on appeal. All appeals have been exhausted. The settlement relief is being implemented.

     NYLIAC is also a defendant in individual and alleged class action suits arising from its insurance, investment, retail securities and/or other operations, including actions involving retail sales practices and policyowners who excluded themselves from the class action settlement. Most of these actions also seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved as a party in various governmental, administrative, and investigative proceedings and inquiries.

     Given the uncertain nature of litigation and regulatory inquiries, the outcome of the above cannot be predicted. NYLIAC nevertheless believes that the ultimate liability that could result from such litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

                            INDEPENDENT ACCOUNTANTS

     The financial statements included herein have been included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

     The audited financial statements of NYLIAC (including the auditor's report thereon) for the fiscal years ended December 31, 1997, 1996 and 1995, and of the Separate Account (including the auditor's report thereon) for the years ended December 31, 1997 and 1996 are included herein. The financial statements of NYLIAC included herein should be considered only as bearing upon the ability of NYLIAC to meet its obligations under the Policy.

                                   APPENDIX A
                                 ILLUSTRATIONS

     The following tables demonstrate the way in which your Policy works. The tables are based on the ages, sexes, underwriting classes, initial Life Insurance Benefit and premium as follows:

     The table is for a Policy issued to a male with non-smoker underwriting class and issue age 55, and a female with non-smoker underwriting class and issue age 50 with a planned annual premium of $15,000, a Target Premium of
$             , an initial face amount of $1,000,000 and no riders.

     The table shows how the cash value, cash surrender value and Life Insurance Benefit would vary over an extended period of time assuming hypothetical gross rates of return equivalent to a constant annual rate of 0%, 6% or 12%. The table will assist in the comparison of the Life Insurance Benefit, cash value and cash surrender value of the Policy with other variable life insurance plans.

     The Life Insurance Benefit, cash value and cash surrender value for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below those averages for the period. They would also be different depending on the allocation of the cash value among the Investment Divisions of the Separate Accounts and the Fixed Account, if the actual gross rate of return for all Investment Divisions averaged 0%, 6% or 12%, but varied above or below that average for individual Investment Divisions. They would also differ if any Policy loans or partial withdrawals were made during the period of time illustrated.

     The illustration reflects all charges under the Policy and assumes that the cost of insurance charges are based on our guaranteed maximum cost of insurance rates and reflect the deduction of all charges from the cash value at their guaranteed maximum levels. They also reflect a daily mortality and expense risk charge assessed against the Separate Account equivalent to an annual charge of 0.60% (on a current basis) and 0.90% (on a guaranteed basis) of the assets in the Separate Account and a daily asset based administrative charge assessed against the Separate Account equivalent to an annual charge of 0.10% on the assets in each Investment Division attributable to the Policies.

     The illustration also reflects total assumed investment advisory fees
together with the expenses incurred by the Funds of      % of the average daily
net assets of the Funds. This total is based upon (a)      % of average daily
net assets, which is an average of the management fees of each Investment
Division; (b)      % of average daily net assets of the Funds which is an
average of actual administrative fees for each Investment Division; and (c)
     % of average daily net assets of the Funds which is an average of the other expenses after expense reimbursement for each Investment Division.

     "Other Expenses" and "Total Fund Annual Expenses" for the MainStay VP Convertible, MainStay VP High Yield Corporate Bond, MainStay VP International Equity and MainStay VP Value Portfolios reflect an expense reimbursement agreement effective through December 31, 1997 limiting "Other Expenses" to 0.17% annually. In the absence of the expense reimbursement arrangement, the "Total Fund Annual Expenses" for the year ended December 31, 1997 would have been
     %,      %,      % and      % for the MainStay VP Convertible, MainStay VP
High Yield Corporate Bond, MainStay VP International Equity and MainStay VP Value Portfolios, respectively.

     For the Calvert Socially Responsible Portfolio, the "Advisory Fee" includes a performance adjustment which could cause the fee to be as high as 0.85% or as low as 0.55%, depending on performance. "Other Expenses" reflect an indirect fee of 0.03%. "Total Fund Annual Expenses" after reductions for fees paid indirectly
would have been      %.

     A portion of the brokerage commissions that the Fidelity VIP II: Contrafund and Fidelity VIP: Equity Income Portfolios pay was used to reduce the Portfolios' annual expenses. In addition, these Portfolios have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the "Total Fund Annual Expenses" would
have been      % for the Fidelity VIP II: Contrafund Portfolio and      % for
the Fidelity VIP: Equity-Income Portfolio.

     Janus Capital Corporation ("JCC") has agreed to reduce the advisory fee for both Janus Portfolios to the extent that such fee exceeds the effective rate of the Janus retail Fund corresponding to such Portfolio. JCC may terminate this fee reduction at any time upon 90 days' notice to the Board of Trustees of the Janus Aspen Series. Absent such reductions, "Advisory Fees" and "Total Fund Annual Expenses" for the fiscal year ended December 31, 1997 would have been:
     % and      %, respectively, for the Janus Aspen Balanced Portfolio and
     % and      %, respectively, for the Janus Aspen Worldwide Growth Portfolio.

     Morgan Stanley Asset Management Inc. has agreed to a reduction in its management fees and to reimburse the Morgan Stanley Emerging Markets Equity Portfolio if such fees would cause the "Total Fund Annual Expenses" to exceed 1.75% of average daily net assets. Absent such reductions, it is estimated that "Advisory Fees" and "Total Fund Annual Expenses" for the current fiscal year
would be      % and      %, respectively.

     Taking into account the assumed charges for mortality and expense risks and administrative fees in the Separate Account and the average investment advisory fees and expenses of the Funds, the gross rates of return of 0%, 6% and 12%
would correspond to actual net investment returns of      %,      % and      %,
respectively, based on the current charge for mortality and expense risks, and
     %,      % and      %, respectively, based on the guaranteed maximum charge
for mortality and expense risks.

     The actual investment advisory fees and expenses may be more or less than the amounts illustrated and will depend on the allocations made by the policyowner.

     The second column of the tables show the amount which would accumulate if an amount equal to the initial premium were invested and earned interest, after taxes, at 5% per year, compounded annually.

     NYLIAC will furnish upon request a comparable illustration using the age, sex and underwriting classification of an insured for any initial Life Insurance Benefit and premium requested. In addition to an illustration assuming Policy charges at their maximum, we will furnish an illustration assuming current Policy charges and current cost of insurance rates.

     FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                           MALE ISSUE AGE:  55, NON-SMOKER
                           FEMALE ISSUE AGE:  50, NON-SMOKER
                           PLANNED ANNUAL PREMIUM:  $15,000
                           TARGET PREMIUM:  $
                           INITIAL FACE AMOUNT:  $1,000,000
                           LIFE INSURANCE BENEFIT OPTION 1

                           ASSUMING CURRENT CHARGES

                                             END OF YEAR DEATH BENEFIT(2)              END OF YEAR CASH VALUE(2)
                                              ASSUMING HYPOTHETICAL GROSS             ASSUMING HYPOTHETICAL GROSS
                TOTAL PREMIUMS PAID           ANNUAL INVESTMENT RETURN OF             ANNUAL INVESTMENT RETURN OF
 VALUE(2)       PLUS INTEREST AT 5%      -------------------------------------     ---------------------------------
POLICY YEAR     AS OF END OF YEAR(1)        0%            6%            12%          0%          6%           12%
-----------     --------------------     ---------     ---------     ---------     -------     -------     ---------
      1
      2
      3
      4
      5
      6
      7
      8
      9
     10
     15
     20
     30

             END OF
              YEAR
              CASH
             SURRENDER
             VALUE
             ASSUMING
             HYPOTHETICAL
             GROSS
             ANNUAL
             INVESTMENT
             RETURN OF
 VALUE(2)    -------
POLICY YEAR    0%            6%           12%
-----------  -------      -------     ---------
      1
      2
      3
      4
      5
      6
      7
      8
      9
     10
     15
     20
     30

------------
(1) All premiums are illustrated as if made at the beginning of the Policy Year.
(2) Assumes no Policy loan or partial withdrawal has been made.

     IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL WITHDRAWALS WERE MADE. NO REPRESENTATIONS CAN BE MADE BY NEW YORK LIFE INSURANCE AND ANNUITY COMPANY OR THE SEPARATE ACCOUNTS OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

     FLEXIBLE PREMIUM SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE POLICY

                           MALE ISSUE AGE:  55, NON-SMOKER
                           FEMALE ISSUE AGE:  50, NON-SMOKER
                           PLANNED ANNUAL PREMIUM:  $15,000
                           TARGET PREMIUM:  $
                           INITIAL FACE AMOUNT:  $1,000,000
                           LIFE INSURANCE BENEFIT OPTION 1

                           ASSUMING GUARANTEED CHARGES








                                             END OF YEAR DEATH BENEFIT(2)              END OF YEAR CASH VALUE(2)
                                              ASSUMING HYPOTHETICAL GROSS             ASSUMING HYPOTHETICAL GROSS
                TOTAL PREMIUMS PAID           ANNUAL INVESTMENT RETURN OF             ANNUAL INVESTMENT RETURN OF
 VALUE(2)       PLUS INTEREST AT 5%      -------------------------------------     ---------------------------------
POLICY YEAR     AS OF END OF YEAR(1)        0%            6%            12%          0%          6%           12%
-----------     --------------------     ---------     ---------     ---------     -------     -------     ---------
      1
      2
      3
      4
      5
      6
      7
      8
      9
     10
     15
     20
     30

              END OF
               YEAR
               CASH
              SURRENDER
              VALUE
              ASSUMING
              HYPOTHETICAL
              GROSS
              ANNUAL
              INVESTMENT
              RETURN OF
 VALUE(2)     -------
POLICY YEAR     0%            6%           12%
-----------   -------      -------      ---------
      1
      2
      3
      4
      5
      6
      7
      8
      9
     10
     15
     20
     30

------------
(1) All premiums are illustrated as if made at the beginning of the Policy Year.
(2) Assumes no Policy loan or partial withdrawal has been made.
 * Without additional Premiums above the annual planned premium, the Policy would lapse in this scenario.

     IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL WITHDRAWALS WERE MADE. NO REPRESENTATIONS CAN BE MADE BY NEW YORK LIFE INSURANCE AND ANNUITY COMPANY OR THE SEPARATE ACCOUNTS OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                                   APPENDIX B
                           VARIATIONS BY JURISDICTION

The following lists by jurisdiction any variation to the statements made in this Prospectus.

COLORADO

-- Transfers to the Fixed Account--If there is a change in the investment strategy of the Separate Account, you may make an unrestricted transfer from the Separate Account to the Fixed Account, even if such change occurs after the first two Policy Years.

-- The Suicide Exclusion period is one year from the Issue Date.

CONNECTICUT

-- Loan Interest Rate--Due to state regulation, the interest rate we charge on a loan is fixed at 8.0% and may not be lowered.

DISTRICT OF COLUMBIA

-- Free Look Period--You have until the later of 20 days from the date you receive your Policy, or 45 days from the date the application is signed, to return the Policy and receive a refund. We will allocate the initial premium and any other premium payments you make during this period to the MainStay VP Cash Management Investment Division. After the free look period, we will allocate your net premiums according to your instructions.

MASSACHUSETTS

-- Transfers to the Fixed Account--If there is a change in the investment strategy of the Separate Account, you may make an unrestricted transfer from the Separate Account to the Fixed Account, even if such change occurs after the first two Policy Years.

NEW JERSEY

-- Face Amount Increases--You are allowed to increase your Policy's face amount only once each Policy Year.

-- Unplanned Premium--You are allowed a maximum of twelve unplanned premium payments each Policy Year.

-- Premium Tax Charge--We will not increase the charge above 2.0%.

-- Transfers--After the first two Policy Years, you are allowed a maximum of twelve transfers into the Fixed Account each Policy Year.

-- Changes in Life Insurance Benefit Option--You may make only one change to your Life Insurance Benefit Option each Policy Year.

-- Partial Withdrawals--You may take only one partial withdrawal in the first
   Policy Year, if Life Insurance Benefit Option 1 is in effect.

NEW YORK

-- Face Amount Increases--You are allowed to increase your Policy's face amount only once each Policy Year.

-- Unplanned Premium--You are allowed a maximum of twelve unplanned premium payments each Policy Year.

-- Transfers--After the first two Policy Years, you are allowed a maximum of twelve transfers into the Fixed Account each Policy Year.

-- Changes in Life Insurance Benefit Option--You may make only one change to your Life Insurance Benefit Option each Policy Year.

-- Policy Termination--Your Policy will end on the Policy anniversary the younger insured is, or would have been, age 100. The cash value will be paid at that time.

-- Free Look Period--You have ten days from the date you receive your policy. We will allocate the initial premium and any other premium payments you make during this period to the MainStay VP Cash Management Investment Division. After the free look period, we will allocate your net premiums according to your instructions.

-- Change in Objective of an Investment Division--If there is a change in the investment strategy of any Investment Division, you have the option of converting, without evidence of insurability, your Policy within 60 days after the effective date of such change or the date you receive notification of such change, whichever is later. You may elect to convert your Policy to a new fixed benefit survivorship life insurance policy, for an amount of insurance not greater than the Life Insurance Benefit of the original Policy, on the date of conversion. The new policy will be based on the same issue ages, sexes and underwriting classes as your original Policy, but will not offer variable investment options such as the Investment Divisions. All riders attached to your original Policy will end on the date of any such conversion.

-- Policy Split Option--You must provide evidence of insurability for any exercise of this option. Also, in addition to divorce and certain tax law changes, the Policy may be split in the event of the annulment of the insureds.

NORTH CAROLINA

-- Free Look Period--You have until the later of 20 days from the date you receive your Policy, or 45 days from the date the application is signed, to return the Policy and receive a refund. We will allocate the initial premium and any other premium payments you make during this period to the MainStay VP Cash Management Investment Division. After the free look period, we will allocate your net premiums according to your instructions.

OREGON

-- Premium Tax Charge--This charge is currently 1.75%.

-- Transfers--After the first two Policy Years, you are allowed a maximum of twelve transfers into the Fixed Account each Policy Year.

PENNSYLVANIA

-- Policy Split Option--Due to state regulations, the Policy cannot be split in the event of the divorce of the insureds.

-- Misstatement of Age or Sex--In the event of such misstatement, we will adjust the Life Insurance Benefit provided by your Policy, but we will not adjust the cash value.

TEXAS

-- Unplanned Premium--You are allowed a maximum of twelve unplanned premium payments each Policy Year.

-- Partial Withdrawals--You may take only one partial withdrawal in the first
   Policy Year, if Life Insurance Benefit Option 1 is in effect.

                                     PART II

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934 , the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING

         Reference is made to Article VIII of the Depositor's By-Laws.

        New York Life Insurance Company ("New York Life") maintains Directors and Officers Liability/Company Reimbursement ("D&O") insurance which covers directors, officers and trustees of New York Life, its subsidiaries and certain affiliates including the Depositor while acting in their capacity as such. The total annual aggregate of D&O coverage is $100 million applicable to all insureds under the D&O policies. There is no assurance that such coverage will be maintained by New York Life or for the Depositor in the future as, in the past, there have been large variances in the availability of D&O insurance for financial institutions.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


      REPRESENTATION AS TO THE REASONABLENESS OF AGGREGATE FEES AND CHARGES

         New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of the NYLIAC Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the Survivorship Variable Adjustable Life Insurance Policies are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.


                       CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement comprises the following papers and documents:

         The facing sheet.

         The prospectus consisting of 71 pages.

         The undertaking to file reports.

         The undertaking pursuant to Rule 484.

         The representation as to the reasonableness of aggregate fees and charges.

         The signatures.

         Written consents of the following persons:

                  (a)      Jonathan Gaines, Esq. - to be filed.

                  (b)      Irwin Don, Assistant Actuary - to be filed.

                  (c)      Price Waterhouse, LLP - to be filed.

         The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits for Form N-8B-2:

         (1) Resolution of the Board of Directors of NYLIAC establishing the Separate Account - previously filed as exhibit 1.(1) to an initial registration statement of Registrant on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 33-64410) and re-filed as Exhibit 1.(1) to Post-Effective Amendment No. 4 to such registration statement on Form S-6 in accordance with Regulation S-T, 17 CFR 232.102(e).

         (2)      Not applicable.

         (3)(a)[1]Distribution Agreement between NYLIFE Securities Inc. and NYLIAC - previously filed as Exhibit 1.(3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86084) and re-filed as Exhibit 1.(3)(a)[1] to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 33-64410) in accordance with Regulation S-T, 17 CFR 232.102(e).

            (a)[2]Distribution Agreement between NYLIFE Distributors Inc. and
                  NYLIAC - previously filed as Exhibit 1.(3)(a)[2] to Post-Effective Amendment No. 3 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 33-64410).

            (b)   Not applicable.

            (c)   Not applicable.

         (4)      Not applicable.

         (5)(a) Form of Policy for Survivorship Variable Adjustable Life Insurance - filed herewith.

            (b) Form of Guaranteed Minimum Death Benefit Rider for Survivorship Variable Adjustable Life Insurance - filed herewith.

            (c) Form of Level First-To-Die Term Rider for Survivorship Variable Adjustable Life Insurance - filed herewith.

            (d) Form of First-To-Die Monthly Deduction Waiver Rider for Survivorship Variable Adjustable Life Insurance - filed herewith.

            (e) Form of Supplementary Term Rider for Survivorship Variable Adjustable Life Insurance - filed herewith.

            (f) Form of Accelerated Benefits Rider for Survivorship Variable Adjustable Life Insurance

         (6)(a) Certificate of Incorporation of NYLIAC - previously filed as Exhibit 1.A.(6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083) and re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617).

            (b) By-Laws of NYLIAC - previously filed as Exhibit 1.A.(6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 2-86083) and re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333- 07617).

         (7)      Not applicable.

         (8)      Not applicable.

         (9)(a) Stock Sale Agreement between NYLIAC and New York Life MFA Series Fund, Inc. - previously filed as Exhibit 1.(9) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 (File No. 33-64410) and as Exhibit 1.(9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617).

            (b) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended
                  - previously filed as Exhibit 1.(9)(b)(1) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617).

            (c)   Participation Agreement among The Alger American Fund,
                  Fred Alger and Company, Incorporated and NYLIAC - previously filed as Exhibit 1.(9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617).

            (d)   Participation Agreement between Janus Aspen Series and
                  NYLIAC - previously filed as Exhibit 1.(9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617).

            (e) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - previously filed as Exhibit 1.(9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617).

            (f) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - previously filed as Exhibit 1.(9)(b)(5) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617).

            (g) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and NYLIAC - previously filed as Exhibit 1.(9)(b)(6) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617).

        (10) Form of Application - previously filed as Exhibit (10) to an initial registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 33-64410) and re-filed as Exhibit 1.(10) to Post-Effective Amendment No. 4 to such registration statement on Form S-6 in accordance with Regulation S-T, 17 CFR 232.102(e).

2.       Opinion and Consent of Jonathan E. Gaines, Esq. - to be filed.

3.       Not applicable.

4.       Not applicable.

5.       Not applicable.

6.       Opinion and Consent of Irwin Don, Assistant Actuary - to be filed.

7.       Consent of Price Waterhouse, LLP - to be filed.

8.(a) Powers of Attorney for the Directors and Officers of NYLIAC - previously filed as Exhibit 1.(9)(c) to Pre-Effective Amendment No. 2 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) for the following:

         Jay S. Calhoun, Vice President, Treasurer and Director (Principal
           Financial Officer)
         Richard M. Kernan, Jr., Director
         Robert D. Rock, Senior Vice President and Director
         Frederick J. Sievert, President and Director (Principal Executive
           Officer)
         Stephen N. Steinig, Senior Vice President, Chief Actuary and Director Seymour Sternberg, Director

  (b) Power of Attorney for Maryann L. Ingenito, Vice President and Controller (Principal Accounting Officer) previously filed as
         Exhibit 1.(9)(d) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617).

  (c) Memorandum describing NYLIAC's issuance, transfer and redemption procedures for the survivorship variable adjustable life insurance policies - to be filed.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, NYLIAC Variable Universal Life Separate Account-I, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City and State of New York on the 31st day of October, 1997.

                               NYLIAC VARIABLE UNIVERSAL LIFE
                               SEPARATE ACCOUNT-I
                                       (Registrant)

                               By /s/Michael G. Gallo
                                  -------------------

                                  Michael G. Gallo
                                  Senior Vice President

                               NEW YORK LIFE INSURANCE AND
                               ANNUITY CORPORATION
                                       (Depositor)

                               By /s/Michael G.Gallo
                                  ------------------

                                  Michael G. Gallo
                                  Senior Vice President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

  Jay S. Calhoun*             Vice President, Treasurer and Director (Principal
                              Financial Officer)

  Maryann L. Ingenito*        Vice President and Controller (Principal
                              Accounting Officer)

  Richard M. Kernan, Jr.*     Director

  Robert D. Rock*             Senior Vice President and Director

  Frederick J. Sievert*       President and Director (Principal Executive
                              Officer)

  Stephen N. Steinig*         Senior Vice President, Chief Actuary and Director

  Seymour Sternberg*          Director


*By /s/ Michael G. Gallo
    --------------------

    Michael G. Gallo
    Attorney-in-Fact
    October 31, 1997

                                  EXHIBIT INDEX

Exhibit
Number                    Description
------                    -----------
1.(5)(a)                  Form of Policy for Survivorship Variable Adjustable
                          Life Insurance

1.(5)(b)                  Form of Guaranteed Minimum Death Benefit Rider for
                          Survivorship Variable Adjustable Life Insurance

1.(5)(c)                  Form of Level First-To-Die Term Rider for
                          Survivorship Variable Adjustable Life Insurance

1.(5)(d) Form of First-To-Die Monthly Deduction Waiver Rider for Survivorship Variable Adjustable Life Insurance

1.(5)(e)                  Form of Supplementary Term Rider for Survivorship
                          Variable Adjustable Life Insurance

1.(5)(f)                  Form of Accelerated Benefits Rider for Survivorship
                          Variable Adjustable Life Insurance